                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)

                     CAPSTONE PHARMACY SERVICES, INC. F/K/A
                            CHOICE DRUG SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  14066N-10-1
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                      TWO FIRST CANADIAN PLACE, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
                         Person Authorized to Receive
                           Notice and Communications)

                                  JULY 29, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on Following page(s))

CUSIP NO.  14066N-10-1                 13D                    PAGE 2 OF 12 PAGES

(1)            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               COUNSEL CORPORATION

(2)            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [   ]

(3)            SEC USE ONLY

(4)            SOURCE OF FUNDS *
               BK (SEE ITEM 3)

(5)            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR (e)                               [   ]

(6)            CITIZENSHIP OR PLACE OF ORGANIZATION
               ONTARIO, CANADA

NUMBER OF SHARE     (7)      SOLE VOTING POWER
                             8,356,815 (SEE ITEM 5)

BENEFICIALLY        (8)      SHARED VOTING POWER
                             0       (SEE ITEM 5)

OWNED BY EACH       (9)      SOLE DISPOSITIVE POWER
                             8,356,815  (SEE ITEM 5)

REPORTING PERSON    (10)     SHARED DISPOSITIVE POWER
                             0            (SEE ITEM 5)


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,356,815 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ X ]
               COUNSEL CORPORATION DISCLAIMS BENEFICIAL OWNERSHIP OF
               MR. SILBER'S HOLDINGS, AS DISCUSSED IN ITEM 5.

(13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               37.3% (SEE ITEM 5)

(14)           TYPE OF REPORTING PERSON *
               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  14066N-10-1                 13D                    PAGE 3 OF 12 PAGES



(1)            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ALLAN C. SILBER

(2)            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]
                                                                       (b) [   ]
(3)            SEC USE ONLY

(4)            SOURCE OF FUNDS *
               PF (SEE ITEM 3)

(5)            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR (e)                               [   ]

(6)            CITIZENSHIP OR PLACE OF ORGANIZATION
               TORONTO, ONTARIO, CANADA

NUMBER OF SHARE     (7)           SOLE VOTING POWER
                                  387,500 (SEE ITEM 5)

BENEFICIALLY        (8)           SHARED VOTING POWER
                                  0 (SEE ITEM 5)

OWNED BY EACH       (9)           SOLE DISPOSITIVE POWER
                                  387,500 (SEE ITEM 5)

REPORTING PERSON    (10)          SHARED DISPOSITIVE POWER
                                  0 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,500 (SEE ITEM 5)

(12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ X ]
               MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF COUNSEL CORPORATION'S HOLDINGS, AS DISCUSSED IN ITEM 5

(13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.9% (SEE ITEM 5)

(14)           TYPE OF REPORTING PERSON *
               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NUMBER 3 SCHEDULE 13D

Introduction

               This statement (the "Third Amendment") is amendment number 3 to an initial statement on Schedule 13D as amended and restated in an Amendment dated May 22, 1995 (the "First Amendment"), as amended and restated in a Second Amendment dated August 29, 1995 (the "Second Amendment") (the Third Amendment, Second Amendment, First Amendment and the initial statement being herein referred to as the "Schedule 13D"), with respect to the common stock of Capstone Pharmacy Services, Inc. (f/k/a/ Choice Drug Systems, Inc. and herein referred to as the "Issuer"). The reporting persons named below are hereby jointly filing this statement on Schedule 13D, pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. This Third Amendment amends Items 1, 2, 3, 5 and 7 of the Schedule 13D.

Item 1.        Security and Issuer.

               Item 1 is amended and supplemented by the following:

               This statement relates to the common stock of Capstone Pharmacy Services, Inc., a Delaware corporation (f/k/a Choice Drug Systems, Inc., a New York corporation), whose principal executive offices are located at: 2930 Washington Blvd., Baltimore, Maryland, 21230.

Item 2.        Identity and Background.

               Item 2 is deleted in its entirety and replaced and supplemented by the following:

               (a) The reporting persons are Counsel Corporation, an Ontario, Canada corporation, and Allan C. Silber. The directors and executive officers of Counsel Corporation as of the date hereof are set forth on Schedule A attached hereto and incorporated herein by reference.

               (b) The principal business address of both Counsel Corporation and Mr. Silber is: The Exchange Tower, Suite 1300, 2 First Canadian Place, Toronto, Ontario, Canada M5X 1E3. The principal business address of each of the directors and executive officers of Counsel Corporation is set forth on Schedule A attached hereto and incorporated herein by reference.

               (c) Counsel Corporation's principal business is the management of health care and real estate assets. Mr. Silber is the Chairman and Chief Executive Officer of Counsel Corporation and Chairman of the Issuer's Board of Directors. The principal occupation of each director and executive officer of Counsel Corporation, including the principal business and address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and incorporated herein by reference.

               (d) During the last five (5) years, neither Counsel Corporation nor Mr. Silber nor any of the directors or executive officers of Counsel Corporation, as set forth on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five (5) years, neither Counsel Corporation nor Mr. Silber nor any of the directors or executive officers of Counsel Corporation, as set forth on Schedule A attached hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Silber is a citizen of Canada. Each of the directors and executive officers of Counsel Corporation, as set forth on Schedule A attached hereto, is a citizen of Canada, with the exception of Mr. Hutheesing, who is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

               Item 3 is amended and supplemented by the following:

               Counsel Corporation entered into a Credit Agreement dated July 29, 1996 by and among DCAmerica, Inc., Counsel Corporation, DOSE Holdings, Inc., AHOM Holdings, Inc. and the Bank of Montreal, the proceeds of which were used exclusively to acquire equity securities of the Issuer. The purchase price of such equity securities was used by the Issuer to pay a portion of the purchase price to acquire substantially all of the assets of Symphony Pharmacy.

Item 5.        Interest in Securities of the Issuer.

               Item 5 is deleted in its entirety and replaced and supplemented by the following:

               (a) As of the close of business on August 7, 1996, (i) Counsel Corporation beneficially owns in the aggregate 8,356,815 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Mr. Silber, and (ii) Mr. Silber beneficially owns in the aggregate 387,500 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Counsel Corporation. Counsel Corporation's and Mr. Silber's ownership constitute 37.3% and 1.9%, respectively, of the outstanding shares of the Issuer's common stock, based upon 20,061,545 shares outstanding as of July 29, 1996 (represented as the number of shares of the Issuer's common stock outstanding as of such date in the Issuer's report on Form 10-C) plus, with respect to each party, the number of shares subject to options or warrants held by such party exercisable within 60 days of such date.

                           Counsel Corporation has direct beneficial ownership of 6,020,089 shares of the Issuer's common stock and warrants to acquire an additional 2,336,726 shares.

                           Mr. Silber has direct beneficial ownership of 50,000 shares of the Issuer's common stock, warrants to acquire an additional 45,000 shares and options to acquire an additional 292,500 shares.

                           Mr. Silber is a director of Counsel Corporation and a shareholder who beneficially owns or controls approximately 25% of the common shares of Counsel Corporation. Each of Counsel Corporation and
                           Mr. Silber disclaims beneficial ownership of the shares of the Issuer beneficially owned by the other.

                           In addition to Counsel Corporation and Mr. Silber, as of the close of business on August 7, 1996, certain of the directors and executive officers of Counsel Corporation set forth on Schedule A attached hereto, own shares of the Issuer's common stock and warrants or options to acquire additional shares of common stock as follows:



                            Direct Beneficial     Warrants to     Options to
                              Ownership of          Purchase       Purchase
  Shareholder                   Issuer's            Issuer's       Issuer's
  -----------                 Common Stock        Common Stock    Common Stock
                              ------------        ------------    ------------

Edward Sonshine                  30,000            27,000          17,500
Howard Wortzman                  30,350            27,125             -0-
Morris A. Perlis                 50,000            45,000         292,500
Philip Reichmann(1)             186,000           162,000             -0-


______________
               (1) Shares owned by PF&R Holdings, Inc., in which Philip Reichmann owns a material interest.

               (b)         Each of Counsel Corporation, Mr. Silber, Mr.
                           Sonshine, Mr. Perlis and Mr. Wortzman
                           has the sole power to direct the vote and disposition of the shares of which it possesses beneficial ownership and Mr. Reichmann shares the power to direct the vote and disposition of the shares owned by PF&R Holdings, Inc. The responses of Counsel Corporation and Mr. Silber to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership are incorporated herein by reference.

               (c) The following transaction was effected by the reporting person since May 30, 1996:

                           On July 29, 1996, Counsel Corporation acquired 2,112,490 shares of Common Stock from the Issuer for an aggregate consideration of $25,000,000.

               (d)         Not Applicable

               (e)         Not Applicable

Item 7.        Materials to be Filed as Exhibits.

               Loan Agreement by and among                             Exhibit A
               DCAmerica Inc., Counsel Corporation,
               DOSE Holdings, Inc., AHOM Holdings, Inc.
               and Bank of Montreal

                                   SIGNATURES


               After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 7, 1996



                                        COUNSEL CORPORATION



                                        By:  /s/ Allan C. Silber
                                             -------------------------
                                             Allan C. Silber
                                             Chairman of the Board and
                                             Chief Executive Officer



                                         /s/ Allan C. Silber
                                        ------------------------------
                                        Allan C. Silber, Individually

                                   SCHEDULE A
                                 TO SCHEDULE 13D

Board of Directors of Counsel Corporation:

              Name                                       Address
          ------------                               ---------------

Norman Hill                                       250 Sheppard Avenue East
President                                         Suite 300
Norman Hill Realty Inc.                           Toronto, ON  M2N 3A9

Ajit Hutheesing                                   300 First Stamford Place
Chairman & Managing Partner                       Stamford, CT  06902
International Capital Partners Inc.               U.S.A.

Morris Perlis                                     Exchange Tower
President                                         Suite 1300, P. O. Box 435
Counsel Corporation                               2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Philip Reichmann                                  P. O. Box 20, 28th Floor
President                                         2 First Canadian Place
Olympia & York Properties Inc.                    Toronto, ON  M5Y 1B5

Allan C. Silber                                   Exchange Tower
Chairman & C.E.O.                                 Suite 1300, P. O. Box 435
Counsel Corporation                               2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                             Exchange Tower
Vice-Chairman                                     Suite 1300, P. O. Box 435
Counsel Corporation                               2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Gerald Turner                                     Administration
President Emeritus                                600 University Avenue
Mt. Sinai Hospital                                Suite 338
                                                  Toronto, ON  M5G 1X5

Executive Officers of Counsel Corporation:

             Name                                         Address
         ------------                                 ---------------

Allan C. Silber                                   Exchange Tower
Chairman of the Board and Chief                   Suite 1300, P. O. Box 435
Executive Officer                                 2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                             Exchange Tower
Vice-Chairman                                     Suite 1300, P. O. Box 435
                                                  2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Morris Perlis                                     Exchange Tower
President                                         Suite 1300, P. O. Box 435
                                                  2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Stephen Weintraub                                 Exchange Tower
Senior Vice President and                         Suite 1300, P. O. Box 435
Secretary                                         2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Alan Winer                                        Exchange Tower
Vice President                                    Suite 1300, P. O. Box 435
                                                  2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

Howard Wortzman                                   Exchange Tower
Vice President,                                   Suite 1300, P. O. Box 435
Financial Reporting                               2 First Canadian Place
                                                  Toronto, ON  M5X 1E3

                                    EXHIBIT A

===============================================================================



                                CREDIT AGREEMENT
                                  Dated as of
                                 July 29, 1996
                                     Among
                                DCAMERICA INC.,
                                  as Borrower,
                              COUNSEL CORPORATION,
                              DOSE HOLDINGS, INC.
                            AND AHOM HOLDINGS INC.,
                                 as Guarantors,
                                BANK OF MONTREAL
                                      AND
                          the Other From Time to Time
                              Bank Parties hereto
                                      AND
                                BANK OF MONTREAL
                                   as Agent,



===============================================================================

                               TABLE OF CONTENTS
             (This Table of Contents is not part of the Agreement)

                                                                                                                           PAGE
SECTION 1.                THE CREDIT FACILITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Section 1.1.                  The Tranches. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Section 1.2.                  Types of Loans and Minimum Borrowing Amounts  . . . . . . . . . . . . . . . . . . . . . . . . 2
Section 1.3.                  Manner of Borrowing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Section 1.4.                  Interest Periods  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Section 1.5.                  Maturity of Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Section 1.6.                  Applicable Interest Rates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Section 1.7.                  Optional Prepayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Section 1.8.                  Mandatory Prepayments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Section 1.9.                  Default Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Section 1.10.                 The Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Section 1.11.                 Funding Indemnity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
SECTION 2.                FEES AND PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

Section 2.1.                  Closing Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Section 2.2.                  Place and Application of Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Section 2.3.                  Withholding Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
SECTION 3.                CONDITIONS PRECEDENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
Section 3.1.                  Deliveries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
Section 3.2.                  Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Section 3.3.                  Disbursement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Section 3.4.                  Legal Matters Satisfactory  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Section 3.5.                  Borrowing Request . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Section 3.6.                  Representations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Section 3.7.                  Compliance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Section 3.8.                  Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Section 3.9.                  Tranche B Commitment Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
SECTION 4.                REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
Section 4.1.                  Corporate Organization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
Section 4.2.                  Corporate Power and Authority.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Section 4.3.                  No Violation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
Section 4.4.                  Litigation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
Section 4.5.                  Use of Proceeds.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Section 4.6.                  Investment Company Act. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Section 4.7.                  Public Utility Holding Company Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Section 4.8.                  True and Complete Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Section 4.9.                  Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Section 4.10.                 No Material Adverse Change  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Section 4.11.                 Labor Controversies.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Section 4.12.                 Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Section 4.13.                 ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Section 4.14.                 Intellectual Property.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Section 4.15.                 Compliance with Statutes, Etc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Section 4.16.                 Environmental Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

Section 4.17.                 No Burdensome Restrictions; Compliance with Agreements  . . . . . . . . . . . . . . . . . .  16
Section 4.18.                 American HomePatient  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
SECTION 5.                COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Section 5.1.                  Corporate Existence . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Section 5.2.                  Maintenance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Section 5.3.                  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
Section 5.4.                  ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
Section 5.5.                  Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
Section 5.6.                  Financial Reports and Other Information . . . . . . . . . . . . . . . . . . . . . . . . . .  17
Section 5.7.                  Lender Inspection Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Section 5.8.                  Conduct of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Section 5.9.                  Fiscal Years and Quarters.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Section 5.10.                 Limitation on Certain Restrictions  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Section 5.11.                 Mergers, Consolidations and Sales of Assets . . . . . . . . . . . . . . . . . . . . . . . .  20

Section 5.12.                 Use of Property and Facilities; Environmental, Health and Safety Laws . . . . . . . . . . .  20
Section 5.13.                 Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
Section 5.14.                 Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
Section 5.15.                 Dividends and Other Shareholder Distributions . . . . . . . . . . . . . . . . . . . . . . .  21
Section 5.16.                 Transactions with Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
Section 5.17.                 Compliance with Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
Section 5.18.                 Net Worth.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
Section 5.19.                 EBT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
SECTION 6.                EVENTS OF DEFAULT AND REMEDIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
Section 6.1.                  Events of Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
Section 6.2.                  Non-Bankruptcy Defaults . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

Section 6.3.                  Bankruptcy Defaults . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
Section 6.4.                  Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
SECTION 7.                CHANGE IN CIRCUMSTANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
Section 7.1.                  Change of Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
Section 7.2.                  Unavailability of Deposits or Inability to Ascertain LIBOR  . . . . . . . . . . . . . . . .  25
Section 7.3.                  Increased Cost and Reduced Return . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
Section 7.4.                  Lending Offices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
Section 7.5.                  Discretion of Lender as to Manner of Funding  . . . . . . . . . . . . . . . . . . . . . . .  27
SECTION 8.                THE AGENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
Section 8.1.                  Appointment and Authorization of Agent  . . . . . . . . . . . . . . . . . . . . . . . . . .  27
Section 8.2.                  Agent and its Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
Section 8.3.                  Action by Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
Section 8.4.                  Consultation with Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
Section 8.5.                  Liability of Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
Section 8.6.                  Indemnity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

Section 8.7.                  Resignation of Agent and Successor Agent  . . . . . . . . . . . . . . . . . . . . . . . . .  29
SECTION 9.                THE GUARANTEE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
Section 9.1.                  The Guarantee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
Section 9.2.                  Guarantee Unconditional . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
Section 9.3.                  Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances . . . . . . . .  31
Section 9.4.                  Subrogation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
Section 9.5.                  Waivers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
Section 9.6.                  Stay of Acceleration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
Section 9.7.                  Rights of Enforcement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
SECTION 10.               DEFINITIONS; INTERPRETATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
Section 10.1.                 Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
Section 10.2.                 Interpretation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
SECTION 11.               MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
Section 11.1.                 No Waiver of Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

Section 11.2.                 Non-Business Day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
Section 11.3.                 Documentary Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
Section 11.4.                 Survival of Representations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
Section 11.5.                 Survival of Indemnities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
Section 11.6.                 Sharing of Set-Off  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
Section 11.7.                 Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
Section 11.8.                 Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
Section 11.9.                 Successors and Assigns  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
Section 11.10.                Participants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
Section 11.11.                Assignments of Commitments by Lenders . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
Section 11.12.                Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

Section 11.13.                Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
Section 11.14.                Legal Fees, Other Costs and Indemnification . . . . . . . . . . . . . . . . . . . . . . . .  43
Section 11.15.                Set Off . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
Section 11.16.                Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
Section 11.17.                Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
Section 11.18.                Judgment Currency . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
        (a)                   Exclusive Jurisdiction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
        (b)                   Other Jurisdictions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
Section 11.20.                Effectiveness.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
Section 11.21.                Concerning Non Wholly Owned Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . .  45
Exhibit A     Note
Exhibit B     Pledge Agreement
Exhibit C     Tranche B Commitment Letter
Exhibit D     Certain Permitted Debt and Liens

         CREDIT AGREEMENT, dated as of July 29, 1996, among DCAmerica Inc., a Delaware Corporation (the "Borrower"), Counsel Corporation, an Ontario Corporation ("Counsel"), DOSE Holdings, Inc. ("DOSE"), AHOM Holdings, Inc. ("AHOM"), the lenders from time to time party hereto (each a "Lender" and, collectively, the "Lenders") and Bank of Montreal, as agent for the Lenders (in such capacity, the "Agent"). Various capitalized terms used herein are defined in Section 10.

         Whereas, the Borrower desires to obtain term loans from the Lenders which are to be guaranteed by the Guarantors and secured with the Pledged Securities, all on and subject to the terms and conditions set forth below:

SECTION 1.             THE CREDIT FACILITIES.

           Section 1.1.     The Tranches.

         (a) The Tranche A Loans. Subject to the terms and conditions hereof, each Lender agrees to make a single loan (each a "Tranche A Loan") to the Borrower up to the amount of its Tranche A Loan Amount set forth on the applicable signature page hereof or on an assignment agreement executed pursuant to Section 11.11 hereof (its Tranche A Commitment) upon satisfaction of the funding conditions set forth in Section 3 hereof.

         (b) The Tranche B Loans. Subject to the terms and conditions hereof, each Lender may make a single loan (each a "Tranche B Loan") to the Borrower up to the amount specified as its maximum Tranche B Loan Amount on the applicable signature page hereof or on an assignment agreement executed pursuant to Section 11.11 (its "Maximum Tranche B Loan Amount"). The Lenders are not obligated to make the Tranche B loans. The Borrower may at any time by written request to the Lenders request that the Lenders commit to make the Tranche B Loans. If the Lenders are willing to commit to make the Tranche B loans, they shall so notify the Borrower by a written notice in the form annexed hereto is Exhibit C (the "Tranche B Commitment Letter") which shall specify the conditions upon which the Lenders are prepared to make the Tranche B Loans (such conditions to be in addition to, and not in substitution for the conditions to the Tranche B Loans specified in this Agreement). If such conditions are acceptable to the Borrower, the Borrower shall so signify by executing the Tranche B Commitment Letter in the space provided for that purpose and returning same to the Agent, countersigned by the Guarantors. If the Borrower and the Guarantors so execute and deliver the Tranche B Commitment Letter then the Borrower agrees to pay to the Agent for the ratable account of the Lenders as and for a commitment fee the sum of 1/2 of 1% per annum of the Maximum Tranche B Loan Amounts for the period from the date the Lenders executed the Tranche B Commitment Letter to the date the Tranche B Loans fund or the commitment of the Lenders to make the Tranche B Loans expires, whichever first occurs, such fee to be computed on the basis of a year of 365 or 366 days, as the case may be for the actual number of days elapsed and to be payable on each 3 month anniversary date of the date the Tranche B Commitment Letter was executed by the Lenders and on the date the Tranche B Loans were made or the commitment of the Lenders to make the Tranche B Loans expires.

         (c) Provisions applicable to both Tranche A Loans and Tranche B Loans. The Tranche A Loans and Tranche B Loans shall be made ratably from the Lenders in proportion to their respective Percentages. Any portion of the Tranche A Commitment or Maximum Tranche B Loan Amount not borrowed at the time of the initial Borrowing of Tranche A Loans or Tranche B Loans (as appropriate) shall terminate and not be available for borrowing.

         (d) Use of Proceeds. The proceeds of the Tranche A Loans shall be used exclusively to acquire equity securities of Capstone Pharmacy a Delaware corporation ("Capstone") (or to fund a loan to Counsel which uses the proceeds to acquire such equity securities) in order to enable Capstone to acquire substantially all the assets of Symphony Pharmacy. The proceeds of the Tranche B Term Loans shall be used exclusively to fund the acquisition of additional equity securities of Capstone (either directly or indirectly through Counsel as aforesaid) to enable the Borrower and Counsel to maintain their approximate percentage ownership of Capstone in connection with the issuance of equity securities of Capstone to others. In no event shall the Lenders be obligated to make any Loan which would be in violation of Regulation U of the Board of Governors of the Federal Reserve System.

           Section 1.2. Types of Loans and Minimum Borrowing Amounts. Borrowings may be outstanding as either Domestic Rate Loans or Eurodollar Loans, as selected by the Borrower pursuant to Section 1.3. Each Borrowing shall be in an amount not less than $1,000,000, or any larger amount that is an integral multiple of $100,000.

           Section 1.3. Manner of Borrowing. (a) Notice to the Agent. The Borrower shall give notice to the Agent by no later than 10:00 a.m. (Chicago time) (i) at least three (3) Business Days before the date on which the Borrower requests the Lenders to advance a Borrowing of Eurodollar Loans and
(ii) on the date the Borrower requests the Lenders to advance a Borrowing of Domestic Rate Loans. The Loans included in each Borrowing shall bear interest initially at the type of rate specified in such notice of a new Borrowing. Thereafter, the Borrower may from time to time elect to change or continue the type of interest rate borne by each Borrowing or, subject to Section 1.2's minimum amount requirement for each outstanding Borrowing, a portion thereof, as follows: (i) if such Borrowing is of Eurodollar Loans, on the last day of the Interest Period applicable thereto, the Borrower may continue part or all of such Borrowing as Eurodollar Loans for an Interest Period or Interest Periods specified by the Borrower or convert part or all of such Borrowing into Domestic Rate Loans, (ii) if such Borrowing is of Domestic Rate Loans, on any Business Day, the Borrower may convert all or part of such Borrowing into Eurodollar Loans for an Interest Period or Interest Periods specified by the Borrower. Notices of the continuation of a Borrowing of Eurodollar Loans for an additional Interest Period or of the conversion of part or all of a Borrowing of Eurodollar Loans into Domestic Rate Loans or of Domestic Rate Loans into Eurodollar Loans must, however, be given by no later than 10:00 a.m. (Chicago time) at least three (3)

Business Days before the date of the requested continuation or conversion. The Borrower shall give such notices concerning the advance, continuation, or conversion of a Borrowing by telephone or facsimile (which notice shall be irrevocable once given and, if by telephone, shall be promptly confirmed in writing) and shall specify the date of the requested advance, continuation or conversion (which shall be a Business Day), and, the amount of the requested Borrowing, the type of Loans to comprise such new, continued or converted Borrowing and, if such Borrowing is to be comprised of Eurodollar Loans, the Interest Period applicable thereto. The Borrower agrees that the Agent may rely on any such telephonic or facsimile notice given by any person it in good faith believes is an authorized representative of the Borrower without the necessity of independent investigation and that, if any such notice by telephone conflicts with any written confirmation, such telephonic notice shall govern if the Agent has acted in reliance thereon. Anything herein contained herein to the contrary notwithstanding (i) there may not be more than four Borrowings of Eurodollar Loans outstanding at any one time and (ii) if and so long as any Default or Event of Default has occurred and is continuing Domestic Rate Loans may not be converted into Eurodollar Loans and Eurodollar Loans may not be continued through an additional Interest Period and upon the expiration of the Interest Period applicable thereto at the time such Default or Event of Default has occurred each such Eurodollar Loan, shall be automatically converted into Domestic Rate Loans.

          (b) Notice to the Lenders. The Agent shall give prompt telephonic, telex or facsimile notice to each Lender of any notice received pursuant to Section 1.3(a). The Agent shall give notice to the Borrower and each Lender by like means of the interest rate applicable to each Borrowing of Eurodollar Loans (but, if such notice is given by telephone, the Agent shall confirm such rate in writing) promptly after the Agent has made such determination.

          (c) Borrower's Failure to Notify. If the Borrower fails to give notice pursuant to Section 1.3(a) above of the continuation or conversion of any outstanding principal amount of a Borrowing of

Eurodollar Loans and has not notified the Agent by 10:00 a.m. (Chicago time) on the last day of the Interest Period for such Borrowing of Eurodollar Loans that it intends to repay such Borrowing with funds not borrowed hereunder, the Borrower shall be deemed to have requested, as applicable, the conversion of such Borrowing of Eurodollar Loans into a Borrowing of Domestic Rate Loans.

          (d) Disbursement of Loans. Not later than 1:00 p.m. (Chicago time) on the initial Borrowing date for each of the Tranche A Loans and Tranche B Loans, each Lender, subject to Section 3 and all other provisions hereof, shall make available its Loan comprising its ratable share of such Borrowing in funds immediately available in Chicago, Illinois at the principal office of the Agent. The Agent shall make the proceeds of each such Borrowing available to the Borrower at the Agent's principal office in Chicago, Illinois. No Lender shall be responsible to the Borrower for any failure by another Lender to fund its portion of a Borrowing, and no such failure by a Lender shall relieve any other Lender from its obligation, if any, to fund its portion of a Borrowing.

          (e) Agent Reliance on Bank Funding. Unless the Agent shall have been notified by a Lender before the date on which such Lender is scheduled to make payment to the Agent of the proceeds of a Loan (which notice shall be effective upon receipt) that such Lender does not intend to make such payment, the Agent may assume that such Lender has made such payment when due and in reliance upon such assumption may (but shall not be required to) make available to the Borrower the proceeds of the Loan to be made by such Lender and, if any Lender has not in fact made such payment to the Agent, such Lender shall, on demand, pay to the Agent the amount made available to the Borrower attributable to such Lender together with interest thereon for each day during the period commencing on the date such amount was made available to the Borrower and ending on (but excluding) the date such Lender pays such amount to the Agent at a rate per annum equal to the Federal Funds Rate. If such amount is not received from such Lender by the Agent immediately upon demand, the Borrower will, on demand, repay to the Agent the proceeds of the Loan attributable to such Lender with interest thereon at a rate per annum equal to the interest rate applicable to the relevant Loan.

           Section 1.4. Interest Periods. As provided in Section 1.3(a), at the time of each request for the advance or continuation of, or conversion into, a Borrowing of Eurodollar Loans, the Borrower shall select an Interest Period applicable to such Loans from among the available options. The term "Interest Period" means the period commencing on the date a Borrowing of Eurodollar Loans is advanced, continued, or created by conversion and ending on the date 1, 2 or 3 months thereafter; provided, however, that:

                 (a) whenever the last day of any Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall be extended to the next succeeding Business Day; provided that if such extension would cause the last day of such Interest Period to occur in the following calendar month, the last day of such Interest Period shall be the immediately preceding Business Day;

                 (b) the Borrower may not select an Interest Period that would end after the Maturity Date; and

                 (c) for purposes of determining an Interest Period, a month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided, however, that if there is no such numerically corresponding day in the month in which an Interest Period is to end or if an Interest Period begins on the last Business Day of a calendar month, then such Interest Period shall end on the last Business Day of the calendar month in which such Interest Period is to end.

         Section 1.5. Maturity of Loans. The Borrower shall repay all Loans on July 28, 1997 (the "Maturity Date").

         Section 1.6. Applicable Interest Rates. (a) Domestic Rate Loans. Subject to Section 1.9 hereof, each Domestic Rate Loan shall bear interest (computed on the basis of a 365 or 366 day year, as applicable, and actual days elapsed) on the unpaid principal amount thereof from the date such Loan is made until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Domestic Rate from time to time in effect plus the Applicable Domestic Margin, payable on each Interest Payment Date for such Loan and at maturity (whether by acceleration or otherwise).

         "Domestic Rate" means for any day the greater of:

                 (i) the rate of interest announced from time to time by the Agent its prime commercial rate for United States dollar loans made in the United States of America and designated by the Agent as its U.S. prime rate, it being understood that such rate may not be the Agent's best or lowest rate; and

                 (ii) the sum of (x) the rate per annum (rounded upwards, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the next Business Day, provided, that (A) if such day is not a Business Day, the rate on such transactions on the immediately preceding Business Day as so published on the next Business Day shall apply, and (B) if no such rate is published on such next Business Day, the rate for such day shall be the average rate quoted to the Agent on such day for such transactions as determined by the Agent, plus (y) 1/2 of 1% (0.50%).

         "Applicable Domestic Margin" means for the periods listed below:



                       DURING THE PERIOD                                    APPLICABLE DOMESTIC MARGIN SHALL BE:
         From Initial Borrowing Date of Tranche A Loans to                                  1.50%
         6-Month Anniversary thereof


         Seventh Month                                                                      1.50%

         Eighth Month                                                                       1.50%


         Ninth Month                                                                        3.00%


         Tenth Month                                                                        4.00%


         Eleventh Month                                                                     5.00%

         Twelfth Month                                                                      6.00%


         The foregoing to the contrary notwithstanding, if the Initial Registration Date has not occurred by the sixth month anniversary of the initial Borrowing of Tranche A Loans the Applicable Domestic Margin for the seventh month shall be 2% per annum and for the eighth month shall be 2.5% per annum.

         (b) Eurodollar Loans. Subject to Section 1.9 hereof each Eurodollar Loan shall bear interest (computed on the basis of a year of 360 days and actual days elapsed) on the unpaid principal amount thereof from the date such Loan is made until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Eurodollar Margin plus the Adjusted LIBOR applicable to such Loan, payable on each Interest Payment Date for such Loan and at maturity (whether by acceleration or otherwise).

         "Adjusted LIBOR" means, for any Borrowing of Eurodollar Loans, a rate per annum determined in accordance with the following formula:

                                               LIBOR
                          ----------------------------------------------
         Adjusted LIBOR =           100% - Eurodollar Reserve Percentage

         "LIBOR" means, for an Interest Period, the rate of interest per annum, as determined by the Agent (rounded upwards, if necessary, to the nearest whole multiple of 1/16 of 1%), at which deposits of U.S. Dollars in immediately available and freely transferable funds are offered by the Agent at 11:00 a.m. (London, England time) two Business Days before the commencement of such Interest Period to major banks in the London interbank market for a period equal to such Interest Period and in an amount equal or comparable to the principal amount of the Eurodollar Loan scheduled to be made by the Agent as part of such Borrowing.

         "Eurodollar Reserve Percentage" means, for any Borrowing of Eurodollar Loans, the daily average for the applicable Interest Period of the maximum rate at which reserves (including, without limitation, any supplemental, marginal and emergency reserves) are imposed during such Interest Period by the Board of Governors of the Federal Reserve System (or any successor) on "eurocurrency liabilities", as defined in such Board's Regulation D (or in respect of any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Loans is determined or any category of extensions of credit or other assets that include loans by non-United States offices of any Lender to United States residents), subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto.

         "Applicable Eurodollar Margin" means:



                       DURING THE PERIOD                                APPLICABLE EURODOLLAR MARGIN CORP. SHALL BE:
         From Initial Borrowing Date of Tranche A Loans to                                  2.50%

         6-Month Anniversary thereof


         Seventh Month                                                                      2.50%

         Eighth Month                                                                       2.50%


         Ninth Month                                                                        4.00%


         Tenth Month                                                                        5.00%


         Eleventh Month                                                                     6.00%

         Twelfth Month                                                                      7.00%


         The foregoing to the contrary notwithstanding, if the Initial Registration Date has not occurred by the sixth month anniversary of the initial Borrowing of Tranche A Loans the Applicable Eurodollar Margin for the seventh month shall be 3% per annum and for the eighth month shall be 3.5% per annum.

          (c) Rate Determinations. The Agent shall determine each interest rate applicable to the Loans hereunder and each such determination shall be conclusive and binding except in the case of manifest error or willful misconduct.

           Section 1.7. Optional Prepayments. The Borrower shall have the privilege of prepaying Domestic Rate Loans without premium or penalty and in whole or in part (but, if in part, then in an amount (i) which is an integral multiple of $100,000 and equal to or greater than $1,000,000, and (ii) such that the minimum amount required pursuant to Section 1.2 remains outstanding) at any time; provided, however, that the Borrower shall have given notice of such prepayment to the Agent no later than 10:00 a.m. on the date of such prepayment. Each such prepayment shall be made by the payment of the principal amount to be prepaid and accrued interest thereon to the date fixed for prepayment. Except as required by Section 1.8, and then subject to Section 1.11, a Eurodollar Loan may only be prepaid on the last day of an Interest Period for such Loan.

           Section 1.8.     Mandatory Prepayments.

          (a) Change in Value of Pledged Securities. If as of the close of business on any Business Day the Market Value of the Pledged Securities has been less than 2.5 times the then aggregate amount of the outstanding Loans for any five consecutive trading days then in that event within one Business Day thereafter either (i) AHOM shall deposit additional shares of the common stock of American HomePatient with the Agent having a Market Value equal to the amount of the deficiency as of the close of trading on the last of such five consecutive trading days or (ii) the Borrower shall pay the amount of the deficiency to the Agent for the ratable benefit of the Lenders as and for a prepayment on the Loans. Each deposit with the Agent pursuant to this Section
1.8 shall be made by AHOM depositing the certificates evidencing the American HomePatient stock in question with the Agent together with appropriately completed stock powers therefor and upon such deposit all such stock shall be and constitute part of the Pledged Securities for all purposes hereof and of the Credit Documents. Each prepayment of the Loans made pursuant hereto, shall be accompanied by payment of all accrued and unpaid interest on the Loans prepaid and shall be subject to Section 1.11 hereof. AHOM will maintain its unpledged American HomePatient stock in safekeeping which the Agent to facilitate compliance with the foregoing.

          (b) Sale of Securities. In the event of the sale by the Borrower or any Guarantor of equity securities or, without limiting any Default or Event of Default resulting therefrom, the incurrence of any indebtedness for money borrowed then and in any such event promptly upon receipt by the Borrower or a Guarantor of the proceeds thereof, an amount equal to the net proceeds thereof (i.e. the gross proceeds less ordinary and customary issuing and selling expenses including underwriters and brokers commissions and discounts) shall be applied as and for a mandatory pre-payment of the Loans.

                    (c) Asset Sales. In the event of sales by the Guarantor and its Subsidiares of assets from and after the date hereof an amount equal to the net proceeds of sale shall be applied as and for a mandatory prepayment of the Loans except that there shall be excluded from the foregoing (i) sales of inventory in the ordinary course of business and (ii) the first $20,000,000 of net proceeds of other asset sales received from and after the date hereof.

           Section 1.9. Default Rate. If any payment of principal on any Loan is not made when due (whether by acceleration or otherwise), such Loan shall bear interest (computed on the basis of a year of 360 days and actual days elapsed) from the date such payment was due until paid in full, payable on demand, at a rate per annum equal to:

                 (a) for any Domestic Rate Loan, the sum of two percent (2%) per annum plus the Domestic Rate from time to time in effect plus the Applicable Domestic Margin; and

                 (b) for any Eurodollar Loan, the sum of two percent (2%) per annum plus the rate of interest in effect thereon at the time of such default until the end of the Interest Period for such Loan and thereafter at a rate per annum equal to the sum of two percent (2%) per annum plus the Domestic Rate from time to time in effect plus the Applicable Domestic Margin.

          Section 1.10. The Notes. (a) The Tranche A Loans and Tranche B Loans outstanding to the Borrower from each Lender shall each be evidenced by a single separate promissory note of the Borrower payable to such Lender in the form of Exhibit A (each a "Note").

          (b) Each holder of a Note shall record on its books and records or on a schedule to its Note the amount of each Loan outstanding from it to the Borrower, all payments of principal and interest and the principal balance from time to time outstanding thereon, the type of such Loan and, if a Eurodollar Loan, the Interest Period and interest rate applicable thereto; provided that before transferring any Note such matters for each then outstanding Loan of such holder shall be recorded on a schedule to such Note. Such record, whether shown on the books and records of a holder of a Note or on a schedule to its Note, shall be prima facie evidence as to all such matters; provided, however, that the failure of any holder to record any of the foregoing or any error in any such record shall not limit or otherwise affect the obligation of the Borrower to repay all Loans outstanding to it hereunder together with accrued interest thereon.

          Section 1.11. Funding Indemnity. If any Lender incurs any loss, (excluding any loss of profit) cost or expense (including any loss, cost, expense or premium incurred by reason of the liquidation or re-employment of deposits or other funds acquired by such Lender to fund or maintain any Eurodollar Loan or the relending or reinvesting of such deposits or amounts paid or prepaid to such Lender) as a result of:

                 (a) any payment or prepayment of a Eurodollar Loan on a date other than the last day of its Interest Period (whether by acceleration, mandatory prepayment or otherwise), or

                 (b) any failure (because of a failure to meet the conditions of Section 3 or otherwise) by the Borrower to borrow a Eurodollar Loan on the date specified in a notice given pursuant to
         Section 1.3(a),

then, upon the demand of such Lender, the Borrower shall pay to such Lender such amount as will reimburse such Lender for such loss, cost or expense. If any Lender makes such a claim for compensation, it shall provide to the Borrower a certificate executed by an officer of such Lender setting forth the amount of such loss, cost or expense in reasonable detail (including an explanation of the basis for and the computation of such loss, cost or expense), and the amounts shown on such certificate shall be conclusive and binding absent manifest error.

SECTION 2.       FEES AND PAYMENTS.

           Section 2.1. Closing Fees. On the Effective Date, the Borrower shall pay to the Agent fees in the amounts heretofore agreed upon between the Borrower and the Agent.

           Section 2.2. Place and Application of Payments. (a) All payments of principal of and interest on the Loans and of all other amounts payable by the Borrower under the Credit Documents shall be made by the Borrower to the Agent by no later than 12:00 Noon on the due date thereof at the principal office of the Agent in Chicago, Illinois (or such other location in the United States as the Agent may designate to the Borrower) for the benefit of the Person(s) entitled to such payments, provided that the Agent shall accept payments from Counsel at the Agent's main branch in Toronto if making payments there would not be disadvantageous to the Agent or any Lender. Any payments received by the Agent from the Borrower after 12:00 Noon shall be deemed to have been received on the next Business Day. Such payments shall be made in lawful money of the United States of America in immediately available funds at the place of payment without setoff or counterclaim. The Agent will, on the same day each payment is received or deemed to have been received in accordance with this Section 2.2, cause to be distributed like funds to each Lender owed an Obligation for which such payment was received, pro rata based on the respective amounts of such type of Obligation then owing to each Lender.

          (b) If any payment received by the Agent under any Credit Document (including from the proceeds of the Pledged Securities) is insufficient to pay in full all amounts then due and payable to the Agent and the Lenders under the Credit Documents, such payment shall be distributed by the Agent and applied by the Agent and the Lenders in the following order: First, to the payment of fees and expenses due and payable to the Agent under the Credit Documents; Second, to the payment of all expenses due and payable under Sections 6.4 and 11.14, ratably among the Agent and the Lenders in accordance with the aggregate amount of such Obligations owed to the Agent and each Lender; Third, to the payment of interest then due and payable on Loans, ratably in accordance with the aggregate amount of interest owed to each Lender; and Fourth, to the payment of the principal amount of the Loans and all other Obligations then due and payable, ratably among the Lenders in accordance with the aggregate amount of such Obligations owed to each such Lender. In calculating the amount of Obligations owing each Lender other than for principal and interest on Loans, the Agent shall only be required to include such other Obligations that Lenders have certified to the Agent in writing are due to such Lenders.

           Section 2.3. Withholding Taxes. (a) Payments Free of Withholding. Subject to Section 2.3(b), each payment by the Borrower or a Guarantor under this Agreement or any other Credit Document shall be made without withholding for or on account of any present or future taxes imposed by or within the jurisdiction in which the Borrower or such Guarantor is domiciled, any jurisdiction from which the Borrower or such Guarantor makes any payment, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is so required, the Borrower or Guarantor, as applicable, shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon and forthwith pay such additional amount as may be necessary to ensure that the net amount actually received by each Lender and the Agent free and clear of such taxes (including such taxes on such additional amount) is equal to the amount that Lender or the Agent (as the case may be) would have received had such withholding not been made. If the Agent or any Lender pays any amount in respect of any such taxes, penalties or interest the Borrower or Guarantor, as applicable, shall reimburse the Agent or that Lender for that payment on demand in the currency in which such payment was made. If the Borrower or a Guarantor pays any such taxes, penalties or interest, it shall deliver official tax receipts evidencing that payment or certified copies thereof to the Lender or Agent on whose account such withholding was made (with a copy to the Agent if not the recipient of the original) on or before the thirtieth day after payment. If any Lender or the Agent determines it has received or been granted a credit against or relief or remission for, or repayment of, any taxes paid or payable by it because of any taxes, penalties or interest paid by the Borrower or any Guarantor and evidenced by such a tax receipt, such Lender or Agent shall, to the extent it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to the Borrower or such Guarantor as applicable, such amount as such Lender or Agent reasonably determines is attributable to such deduction or withholding and which will leave such Lender or Agent (after such payment) in no better or worse position than it would have been in if the Borrower or Guarantors had not been required to make such deduction or withholding. Nothing in this Agreement shall interfere with the right of each Lender and the Agent to arrange its tax affairs in whatever manner it thinks fit nor oblige any Lender or the Agent to disclose any information relating to its tax affairs or any computations in connection with such taxes.

          (b) U.S. Withholding Tax Exemptions. Each Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower, the Guarantors and the Agent, two duly completed and signed copies of either Form 1001 (relating to such Lender and entitling it to a complete exemption from withholding under the Code on all amounts to be received by such Lender, including fees, pursuant to the Credit Documents and the Loans) or Form 4224 (relating to all amounts to be received by such Lender, including fees, pursuant to the Credit Documents and the Loans) of the United States Internal Revenue Service. Thereafter and from time to time, each Lender shall submit to the Borrower, the Guarantors and the Agent such additional duly completed and signed copies of one or the other of such Forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) as may be (i) notified by the Borrower, directly or through the Agent, to such Lender and (ii) required under then-current United States law or regulations to avoid or reduce United States withholding taxes on payments in respect of all amounts to be received by such Lender, including fees, pursuant to the Credit Documents or the

Loans. Upon the request of the Borrower, each Lender that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Guarantors a certificate to the effect that it is such a United States person.

          (c) Inability of Lender to Submit Forms. If any Lender determines, as a result of any change in applicable law, regulation or treaty, or in any official application or interpretation thereof, that it is unable to submit to the Borrower or Agent any form or certificate that such Lender is obligated to submit pursuant to subsection (b) of this Section 2.3. or that such Lender is required to withdraw or cancel any such form or certificate previously submitted or any such form or certificate otherwise becomes ineffective or inaccurate, such Lender shall promptly notify the Borrower and Agent of such fact and the Lender shall to that extent not be obligated to provide any such form or certificate and will be entitled to withdraw or cancel any affected form or certificate, as applicable.

SECTION 3.             CONDITIONS PRECEDENT.

         The obligation of each Lender to make its Tranche A Loan hereunder is subject to the following conditions precedent being satisfied as of the date of funding:

           Section 3.1.     Deliveries.  The Agent shall have received:

                 (a) for each Lender opinions of counsel to the Credit Parties, in a form and covering such matters as the Required Lenders may find acceptable;

                 (b) for each Lender copies of each Credit Party's Articles of Incorporation and bylaws, certified in each instance by its Secretary or Assistant Secretary;

                 (c) for each Lender copies of resolutions of the Board of Directors or other appropriate body of each Credit Party authorizing the execution and delivery of the Credit Documents to which it is a party, certified by the Secretary or Assistant Secretary of such Credit Party, and of all other legal documents or proceedings taken by the Borrower and the

         Guarantors in connection with the execution and delivery of the Credit Documents to the extent the Agent or the Required Lenders may reasonably request;

                 (d) for each Lender specimen signatures of the persons authorized to execute Credit Documents on the Credit Parties' behalf, certified by its Secretary or Assistant Secretary;

                 (e) for each Lender such Lender's duly executed Note of the Borrower dated the date hereof in the amount of its Tranche A Term Loan;

                 (f) a fully executed counterpart of the Pledge Agreement, together with all of the Initial Pledged Securities accompanied by appropriate executed and undated stock powers;

                 (g) a properly executed and completed Form-U-1 in the form prescribed by the Board of Governors of the Federal Reserve System; and

                 (h) for each Lender a certificate signed by the chief financial officers of DOSE and AHOM indicating that DOSE and AHOM have no liabilities whether absolute or contingent, other than their liabilities under the Credit Documents and as otherwise approved in writing by the Agent; or permitted hereby.

           Section 3.2. Litigation. There shall be no pending or threatened litigation, inquiry, injunction or restraining order against the Borrower, the Guarantors or any other Subsidiary which has, or if determined adversely to such entity would have, a Material Adverse Effect.

           Section 3.3. Disbursement. The disbursement of the Tranche A Loans shall take place no later than August 2, 1996 at which time the Tranche A Commitment shall expire.

           Section 3.4. Legal Matters Satisfactory. All legal matters incident to the transactions hereunder shall be satisfactory to the Required Lenders.

           Section 3.5. Borrowing Request. The Agent shall have received the notice required by Section 1.3

           Section 3.6. Representations. Each of the representations and warranties set forth in Section 4 shall be and remain true and correct in all material respects as of the date of such disbursement, except to the extent that any such representation or warranty relates solely to an earlier date, in which case it shall remain true and correct as of such earlier date; and

           Section 3.7. Compliance. The Credit Parties shall be in full compliance with all of the terms and conditions of the Credit Documents, and no Default or Event of Default shall have occurred and be continuing or would occur as a result of such disbursement.

           Section 3.8. Capital Stock. Within one week of the initial Borrowing hereunder, Capstone Pharmacy, Inc. shall have acquired substantially all of the assets of Symphony Pharmacy. If for any reason such acquisition is not consummated, the Borrower shall promptly prepay the Loans in full.

           Section 3.9. Tranche B Commitment Letter. If the Lenders have committed to make the Tranche B Loans pursuant to Section 1.1(b) hereof then the funding of such commitment shall be subject to the conditions set forth in the Tranche B Commitment Letter as well as those set forth in Sections 3.2, 3.4, 3.5, 3.6 and 3.7 hereof.

SECTION 4.             REPRESENTATIONS AND WARRANTIES.

         The Borrower and the Guarantors represent and warrant to each Lender and the Agent as follows:

           Section 4.1. Corporate Organization. (a) Counsel and each of its Subsidiaries: (i) is a duly organized and existing corporation in good standing under the laws of the jurisdiction of its organization; (ii) has all necessary corporate power to own the property and assets it uses in its business and otherwise to carry on its present business and the business it currently proposes to transact; and (iii) is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified would have a Material Adverse Effect.

          (b) Counsel has no Subsidiaries other than those Subsidiaries listed on Schedule 4.1. Schedule 4.1 correctly sets forth, the percentage ownership (direct and indirect) of Counsel in each class of capital stock of each of its Subsidiaries and also identifies the direct owner thereof.

           Section 4.2. Corporate Power and Authority. Each Credit Party has the corporate power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate action to authorize the execution, delivery and performance of such Credit Documents. Each Credit Party has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid and binding obligation of such Credit Party enforceable in accordance with its terms.

           Section 4.3. No Violation. Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party nor compliance by it with the terms and provisions thereof, nor the consummation of the transactions contemplated herein or therein, will (i) contravene any applicable provision of any law, statute, rule or regulation, or any order, writ, injunction or decree of any court or governmental instrumentality, (ii) conflict with or result in any breach of any term, covenant, condition or other provision of, or constitute a default under, or (other than pursuant to the Pledge Agreement) result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of Counsel or any of its Subsidiaries under the terms of any Contractual Obligation to which Counsel or any of its Subsidiaries is a party or by which it or any of its property or assets are bound or to which it may be subject or (iii) violate any provision of the Certificate of Incorporation or By-Laws of Counsel or any of its Subsidiaries.

           Section 4.4. Litigation. There are no actions, suits or proceedings pending or, to the knowledge of Counsel or any of its Subsidiaries, threatened, involving Counsel or any of its Subsidiaries (i) that are likely to have a Material Adverse Effect or (ii) that could reasonably be expected to have a material adverse effect on the rights or remedies of the Lenders or on the ability of any Credit Party to perform its obligations to the Lenders under the Credit Documents.

           Section 4.5. Use of Proceeds. The proceeds of the Loans shall be used for the purposes specified in Section 1.1(d) hereof.

           Section 4.6. Investment Company Act. Neither Counsel nor any of its Subsidiaries is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

           Section 4.7. Public Utility Holding Company Act. Neither Counsel nor any of its Subsidiaries is a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," within the meaning of the Public Utility Holding Company Act of 1935, as amended.

           Section 4.8. True and Complete Disclosure. All factual information heretofore or contemporaneously furnished by or on behalf of Counsel or any of its Subsidiaries in writing to the Agent or any Lender in connection with any Credit Document or any transaction contemplated therein is, and all other such factual information hereafter furnished by or on behalf of any such Persons in writing to the Agent or any Lender will be, true and accurate in all material respects on the date such information was furnished and not incomplete by omitting to state any material fact necessary to make such information not misleading at such time in light of the circumstances under which such information was provided.

           Section 4.9. Financial Statements. All financial statements heretofore delivered to the Lenders showing historical performance of the Guarantors, the Borrower and their Subsidiaries (i) for each of their fiscal years ending on or before December 31, 1995 have been prepared in accordance with GAAP applied on a basis consistent, except as otherwise noted therein, with that of the previous fiscal year, and (ii) for periods ending on or after March 31, 1996, have been prepared in accordance with GAAP, except as otherwise noted therein and except for year-end audit adjustments, applied on a basis consistent with the Borrower's financial statements for its fiscal year ending December 31, 1995. Each of such annual and other financial statements fairly presents the financial positions of the Borrower and its Subsidiaries and the Guarantors as of the dates thereof, and the results of operations for the periods covered thereby. The Guarantors, the Borrower and its Subsidiaries have no material contingent liabilities other than those disclosed in the financial statements referred to in this Section 4.9 or in any supplemental report heretofore furnished to the Lenders.

          Section 4.10. No Material Adverse Change. There has been no material adverse change in the condition, financial or otherwise, or business prospects of the Guarantors or of the Borrower and its Subsidiaries since March 31, 1996.

          Section 4.11. Labor Controversies. There are no labor controversies pending or, to the best knowledge of the Borrower or any Guarantor, threatened against any Guarantor, the Borrower or any Subsidiary that can reasonably be foreseen to threaten a Material Adverse Effect.

          Section 4.12. Taxes. The Guarantors, the Borrower and their Subsidiaries have filed all Canadian, United States and other tax returns required to be filed and have paid all taxes due, except such taxes, if any, as are being contested in good faith and for which adequate reserves have been provided. No tax liens have been filed and no claims are being asserted for taxes, which liens or claims could have a Material Adverse Effect. The charges, accruals and reserves on the books of the Guarantors, the Borrower and their Subsidiaries for taxes and other governmental charges are adequate.

          Section 4.13. ERISA. The Borrower and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in compliance in all material respects with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and with the Code to the extent applicable to it, and has not incurred any liability to the Pension Benefit Guaranty Corporation ("PBGC") or a Plan under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA. Neither the Borrower nor any Subsidiary has any contingent liability with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA.

          Section 4.14. Intellectual Property. The Guarantors, the Borrower and each of their Subsidiaries owns or holds a valid license to use all the material patents, trademarks, permits, service marks, trade names, technology, know-how and formulas or other rights related to the foregoing, free of any burdensome restrictions, that are used in the operation of the business of the Borrower, the Guarantors and each of their Subsidiaries as presently conducted and as proposed to be conducted.

          Section 4.15. Compliance with Statutes, Etc. The Guarantors, the Borrower and each of their Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic and foreign, in respect of the conduct of its business and the ownership of its property, except such non-compliance as is not likely to, individually or in the aggregate, have a Material Adverse Effect.

          Section 4.16. Environmental Matters. (a) The Borrower, the Guarantor and each of their Subsidiaries have to their knowledge, complied with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws. There are no pending or, to the best knowledge of the Borrower or Guarantors past or threatened, Environmental Claims against the Guarantors, the Borrower or any of their Subsidiaries or any real property owned or operated by the Borrower, the Guarantors or any of their Subsidiaries that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect. There are no conditions or occurrences on any real property owned or operated by the Guarantors, the Borrower or any of its Subsidiaries to their knowledge or, to the best knowledge of the Borrower or any of the Guarantors, on any property adjoining or in the vicinity of any such real property that would reasonably be expected (i) to form the basis of an Environmental Claim against the Guarantors, the Borrower or any of their Subsidiaries or any such real property that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or (ii) to cause any such real property to be subject to any restrictions on the ownership, occupancy, use or transferability of such real property by the Guarantors, the Borrower or any of their Subsidiaries under any applicable Environmental Law.

          (b) Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, any real property owned or operated by the Guarantors, the Borrower or any of their Subsidiaries in a manner that has, to their knowledge violated or would reasonably be expected to violate any Environmental Law. Hazardous Materials have not at any time been released on or from any real property owned or operated by the Guarantors, the Borrower of any of their Subsidiaries to their knowledge. There are not now any underground storage tanks located on any real property owned or operated by the Guarantors, the Borrower or any of their Subsidiaries, to their knowledge.

          Section 4.17. No Burdensome Restrictions; Compliance with Agreements. Neither the Borrower nor any Guarantor nor any of their Subsidiaries is party or subject to any law, regulation, rule or order, or any Contractual Obligation that (individually or in the aggregate) has or reasonably could be foreseen to have a Material Adverse Effect.

          Section 4.18. American HomePatient. The common stock of American HomePatient owned by AHOM is not subject to any options, rights of first refusal or other contractual restrictions on its disposition. Neither the Borrower nor any Guarantor knows of any fact or circumstance concerning American HomePatient not heretofore publicly disclosed which might reasonably be expected to have an adverse impact on the market value of its capital stock.

SECTION 5.             COVENANTS.

         The Borrower and Guarantors each covenant and agree that, so long as any Note is outstanding or any Credit is available to or in use by the Borrower hereunder, except to the extent compliance in any case is waived in writing by the Required Lenders:

           Section 5.1. Corporate Existence. Counsel will, and will cause each of its Subsidiaries to, preserve and maintain its corporate existence.

           Section 5.2. Maintenance. Counsel will, and will cause each of its Subsidiaries to, maintain, preserve and keep its plants, properties and equipment necessary to the proper conduct of its business in reasonably good repair, working order and condition and will from time to time make all reasonably necessary repairs, renewals, replacements, additions and betterments thereto so that at all times such plants, properties and equipment are reasonably preserved and maintained; provided, however, that nothing in this
Section 5.2 shall prevent Counsel or any Subsidiary from discontinuing the operation or maintenance of any such properties if such discontinuance is, in the judgment of Counsel or any Subsidiary, as applicable, desirable in the conduct of its business or the business of its Subsidiary and not disadvantageous to the Lenders or the holders of the Notes.

           Section 5.3. Taxes. Counsel will, and will cause each of its Subsidiaries to, duly pay and discharge all taxes, rates, assessments, fees and governmental charges upon or against it or its properties before payment is delinquent and before penalties accrue thereon, unless and to the extent that the same is being contested in good faith and by appropriate proceedings and appropriate reserves have been established in conformity with GAAP.

           Section 5.4. ERISA. Counsel will, and will cause each of its Subsidiaries to, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed might result in the imposition of a Lien against any of its properties or assets and will promptly notify each Lender of (i) the occurrence of any reportable event (as defined in ERISA) relating to a Plan, other than any such event of which the PBGC has waived notice by regulation, (ii) receipt of any notice from PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor, (iii) its or any of its Subsidiaries' intention to terminate or withdraw from any Plan, and (iv) the occurrence of any event that could result in the incurrence by any member of the Controlled Group of any material liability, fine or penalty, or any material increase in the contingent liability of Counsel or any Subsidiary in connection with any post-retirement Welfare Plan benefit.

           Section 5.5. Insurance. Counsel will, and will cause each of its Subsidiaries to, insure, and keep insured, in good and responsible insurance companies, all insurable property and assets owned by it of a character usually insured by companies similarly situated and operating like property or assets, to the extent usually insured by such similar companies. Counsel and each Subsidiary will also insure employers' and public and product liability risks in good and responsible insurance companies as and to the extent usually insured by Companies similarly situated. The Borrower will, upon request of any Lender, furnish to such Lender a summary setting forth the nature and extent of the insurance maintained pursuant to this Section 5.5.

           Section 5.6. Financial Reports and Other Information. (a) Counsel and its Subsidiaries will maintain a system of accounting in accordance with generally accepted accounting principles and will furnish to the Lenders and their respective authorized representatives such information about the business and financial condition of Counsel and its Subsidiaries as any Lender may reasonably request; and, without any request, will furnish to each Lender:

                 (i) Within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the consolidated balance sheets of the Borrower and its Subsidiaries and of Counsel and its Subsidiaries and of Capstone Pharmacy, Inc. and its Subsidiaries and of American HomePatient and its Subsidiaries as at the end of such fiscal quarter and the related statements of income and retained earnings and of cash flows for such fiscal quarter and for the portion of the fiscal year ended with the last day of such fiscal quarter; all of which shall be in reasonable detail and certified by the chief financial officer, controller or treasurer of the Borrower and of Counsel that they fairly present the financial condition of the Borrower and its Subsidiaries and of Counsel and its Subsidiaries and of Counsel and its Subsidiaries as of the dates indicated and the results of their operations and changes in their cash flows for the periods indicated and that it has been prepared in accordance with GAAP, subject to normal year-end audit adjustments.

                 (ii) Within 120 days after the end of each fiscal year of Counsel and of Capstone Pharmacy, Inc. .and of American HomePatient and its Subsidiaries, the consolidated and consolidating balance sheets of Counsel and its Subsidiaries and the Borrower and its Subsidiaries and of Capstone Pharmacy, Inc. and its Subsidiaries and of American HomePatient and its Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income and retained earnings and of cash flows for such fiscal year and setting forth comparative figures for the preceding fiscal year and certified by Arthur Andersen & Co., Soberman, Isenbaum & Colomby or other independent certified public accountants of recognized national standing, in each case to the effect that such statements fairly present the financial condition of Counsel and its Subsidiaries, the Borrower and its Subsidiaries and of Capstone Pharmacy, Inc. and its Subsidiaries and American HomePatient and its Subsidiaries as of the dates indicated and the results of their operations and changes in financial position.

          (b) Each financial statement furnished to the Lenders pursuant to subsections (i) and (ii) of Section 5.6(a) shall be accompanied by (A) a written certificate signed by the Borrower's chief financial officer, controller or treasurer to the effect that (i) no Default or Event of Default has occurred during the period covered by such statements or, if any such Default or Event of Default has occurred during such period, setting forth a description of such Default or Event of Default and specifying the action, if any, taken by the Borrower to remedy the same, (ii) the representations and warranties contained in Section 4 are true and correct in all material respects as though made on the date of such certificate, except as otherwise described therein, (B) a compliance certificate showing the computation in reasonable detail of Counsel's compliance with the covenants set forth in Sections 5.18 and 5.19 hereof and (C) a report setting forth projections for the ensuing quarter and a comparison of historical to projected performance for each Subsidiary of Counsel (including a consolidating income statement) in the form of such report heretofore given to the Agent. It is agreed that the requirement for submittal of financial statements of Capstone Pharmacy, Inc. and its Subsidiaries and of American HomePatient and its Subsidiaries pursuant to clauses (i) and (ii) of Section 5.6(a) may be satisfied by submittals of such corporation's quarterly and annual reports on forms 10Q and 10K as filed with the Securities Exchange Commission.

          (c) Promptly upon filing thereof, the Borrower will provide the Agent with a copy of its annual federal income tax return.

          (d) The Borrower will promptly (and in any event within one Business Day after an officer of the Borrower has knowledge thereof) give notice to the Agent and each Lender of:

                 (i)      the occurrence of any Default, or Event of Default;

                 (ii) any default or event of default under any material Contractual Obligation of the Borrower or any of its Subsidiaries; and

                 (iii) any litigation, governmental proceeding or other circumstance that has had or reasonably threatens a Material Adverse Effect.

           Section 5.7. Lender Inspection Rights. Upon reasonable notice from any Lender, the Borrower and Guarantors will (at such Lender's own expense if no Default or Event of Default has occurred and is continuing) permit such Lender (and such Persons as any Lender may designate) during normal business hours to visit and inspect, under the Borrower's or such Guarantor's guidance, any of the properties of the Borrower or any Subsidiary or any Guarantor, to examine all their books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants (and by this provision the Borrower and Guarantors each authorize such accountants to discuss with any Lender (and such Persons as any Lender may designate) the finances and affairs of the Borrower, the Guarantors and their Subsidiaries) all at such reasonable times and as often as may be reasonably requested.

           Section 5.8. Conduct of Business. The Borrower and Guarantors will not engage in any line of business other than the businesses they are engaged in as of the date hereof and related businesses and activities. Anything contained in this Agreement to the contrary notwithstanding, AHOM and DOSE will engage in no business other than the ownership of the capital stock of other properly capitalized corporations and will incur no liabilities, whether absolute or contingent, other than tax liabilities incident to such business, their liabilities under the Credit Documents and other liabilities of minor amount incident to maintaining their corporate status.

           Section 5.9. Fiscal Years and Quarters. The Borrower will, for financial reporting purposes, maintain for itself and its Subsidiaries a fiscal year that ends on December 31 of each year and fiscal quarters that end on March 31, June 30, September 30 and December 31 of each year.

          Section 5.10. Limitation on Certain Restrictions. The Guarantors and the Borrower will not enter into any Contractual Obligation (other than Contractual Obligations contained in the Credit Documents) pursuant to which they are prohibited or restricted from granting any Lien on any of their properties or assets of any kind or pursuant to which the right to grant any such Lien is subject to any condition (including without limitation a condition that another be granted a similar Lien).

          Section 5.11. Mergers, Consolidations and Sales of Assets. (a) Counsel will not, and will not permit any of its Subsidiaries to, (i) consolidate with or be a party to a merger with any other Person or
(ii) sell, lease or otherwise dispose of all or a "substantial part" of the consolidated assets of Counsel and its Subsidiaries; (provided, however, that any Subsidiary of Counsel may merge or consolidate with or into or sell, lease or otherwise convey all or a substantial part of its assets to Counsel or any Guarantor if after giving effect thereto no Default or Event of Default shall have occurred and be continuing and such action shall have been taken as the Agent may reasonably require to assure that its rights under the Credit Documents are unimpaired thereby) and (b) AHOM will not sell or otherwise dispose of any of the capital stock of American HomePatient and (c) Counsel and DOSE will not sell or otherwise dispose of any of the capital stock of Capstone Pharmacy. As used in this Section 5.11, a sale, lease, transfer or disposition of assets shall be deemed to be of a "substantial part" of the consolidated assets of Counsel and its Subsidiaries if the book value of such assets, when added to the book value of all other assets sold, leased, transferred or disposed of by the Guarantors and their Subsidiaries since July 29, 1996 (other than inventory in the ordinary course of business) exceeds $20,000,000.

          (b) Counsel will not and will not permit any Subsidiary to issue or sell any capital stock if after giving thereto the Borrower would cease to be a wholly owned Subsidiary of Counsel (either directly or through one or more other wholly owned Subsidiaries) or AHOM or DOSE would cease to be wholly owned Subsidiaries of the Borrower.

          Section 5.12. Use of Property and Facilities; Environmental, Health and Safety Laws. Counsel will, and will cause each of its Subsidiaries to, comply in all material respects with all Environmental Laws applicable to or affecting the properties or business operations of the Borrower or any Subsidiary.

          Section 5.13. Liens. Counsel will not and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind on any of their properties or assets of any kind, except the following (collectively, the "Permitted Liens"):

                  (a) Liens arising in the ordinary course of business by operation of law in connection with worker's compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, statutory obligations or other similar charges, good faith deposits, pledges or other Liens in connection with bids, tenders, contracts or leases to which Counsel or its Subsidiaries is a party or other deposits required to be made in the ordinary course of business; provided that in each case the obligation secured is not for Debt and is not overdue or, if overdue, is being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

                  (b) mechanics', workmen's, materialmen's, landlords', carriers' or other similar Liens arising in the ordinary course of business (or deposits to obtain the release of such Liens) related to obligations not due or, if due, that are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

                  (c) Liens for taxes or assessments or other government charges or levies not yet due or which are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

                  (d) Liens arising out of judgments or awards against Counsel or such a Subsidiary, or in connection with surety or appeal bonds in connection with bonding such judgments or awards, the time for appeal from which or petition for rehearing of which shall not have expired or as to which Counsel or such a Subsidiary shall be prosecuting an appeal or proceeding for review, and for which it shall have obtained a stay of execution pending such appeal or proceeding for review; provided that the aggregate amount of liabilities (including interest and penalties, if any) of Counsel and its Subsidiaries secured by such Liens shall not exceed $1,000,000 at any one time outstanding;

                  (e) Liens on the Pledged Securities created by the Pledge Agreement; and

                 (f)      the Liens identified on Exhibit E.

          Section 5.14. Debt. Counsel will not and will not permit its Subsidiaries to contract, assume or suffer to exist any Debt, except:

                 (a)      Debt under the Credit Documents;

                 (b)      Permitted Intercompany Debt;

                 (c) the Debt of Subsidiaries of Counsel other than the Borrower, direct or indirect parents of the Borrower, DOSE and AHOM described on Exhibit E hereto and extensions and renewals (but not increases) thereof;

                 (d) Debt of Counsel not otherwise permitted hereby aggregating not more than U.S. $25,000,000 at any one time outstanding; and

                 (e) Debt incurred by Stadtlanders Drug Co or U.S. Laboratory Corp. incurred for use in the conduct of their business.

          Section 5.15. Dividends and Other Shareholder Distributions. The Borrower will not (a) declare or pay any dividends or make any distribution of any kind on its outstanding capital stock, or set aside any sum for any such purpose, except that either may declare or pay any dividend payable solely in shares of its common stock; (b) purchase, redeem, retire or otherwise acquire, directly or indirectly, or make any sinking fund payments for, any shares of any class of stock of the Borrower now or hereafter outstanding or set apart any sum for any such purpose or (c) make any loans or advances to any Person unless at the time thereof and immediately after giving effect thereto no Default or Event of Default has occurred and is continuing.

          Section 5.16. Transactions with Affiliates. The Borrower and Guarantors will not, and will not permit any of their Subsidiaries to, enter into or be a party to any material transaction or arrangement with any Affiliate of such Person, including without limitation, the purchase from, sale to or exchange of Property with, any merger or consolidation with or into, or the rendering of any service by or for, any Affiliate, except in the ordinary course of and pursuant to the reasonable requirements of the Borrower's, Guarantors or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Borrower, the Guarantors or such Subsidiary than would obtain in a comparable arm's-length transaction with a Person other than an Affiliate. Provided that the foregoing shall not apply to transactions among the Borrower and the Guarantors or among the Guarantors.

          Section 5.17. Compliance with Laws. Without limiting any of the other covenants of the Borrower and the Guarantors in this Section 5, the Counsel will, and will cause its Subsidiaries to, conduct its business, and otherwise be, in compliance with all applicable laws, regulations, ordinances and orders of any governmental or judicial authorities; provided, however, that this Section 5.17 shall not require Counsel or any Subsidiary to comply with any such law, regulation, ordinance or order if (x) it shall be contesting such law, regulation, ordinance or order in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or (y) the failure to comply therewith could not, in the aggregate, have a Material Adverse Effect.

          Section 5.18. Net Worth. The Borrower shall at all times maintain Net Worth equal to the sum of (i) cdn-$95,000,000 plus (but not minus, in the case of a deficit) (ii) 75% of the sum of Consolidated Net Income for each fiscal quarter completed during the period from July 1, 1996 to the date of computation in which Consolidated Net Income was positive. Counsel shall at all times maintain Net Worth equal to the sum of (i) cdn-$105,000,000 plus (ii) 50% of Consolidated Net Income for each fiscal quarter completed during the period from July 1, 1996 to the date of computation in which Consolidated Net Income was positive.

          Section 5.19. EBT. The Borrower and its Subsidiaries and those persons listed below shall as of the last day of each fiscal quarter listed below have EBT for the period from July 1, 1996 to the last day of each such fiscal quarter of not less than that listed below.

FOR                                                      EBT FROM 7/1/96 THROUGH
                                                         EACH DATED LISTED BELOW
                                                          SHALL NOT BE LESS THAN

                                                                                 9/30/96              12/31/96            3/31/97
Borrower and its Subsidiaries                                 cdn             $2,203,000          $  5,719,000        $10,409,000
American HomePatient and its Subsidiaries                      US             $5,554,750           $11,680,700        $17,877,200
Capstone Pharmacy and its Subsidiaries                         US             $1,628,600           $ 6,063,900        $11,237,850
Stadtlander Pharmacy and its Subsidiaries                      US          no requirement            $ 617,950       $  1,830,900


         The foregoing to the contrary notwithstanding, the failure to comply with any of the foregoing requirements as of September 30, 1996 shall not be deemed a Default or Event of Default, but in any such event, financial reports conforming to the requirements of Section 5.6(i) shall be submitted for the fiscal quarter ended December 31, 1996 as soon as available but in any event by march 15, 1997, with such financial statements accompanied by the certificates described in Section 5.6(b) hereof.

SECTION 6.             EVENTS OF DEFAULT AND REMEDIES.

           Section 6.1. Events of Default. Any one or more of the following shall constitute an Event of Default:

                 (a) default (x) in the payment when due (whether by lapse of time, requirement for mandatory prepayment or otherwise) of any of the principal amount of any Loan or (y) for a period of five (5) days in the payment when due of interest or of any other Obligation not mentioned in clause (x);

                 (b) default by the Borrower or the Guarantor in the observance or performance of any covenant set forth in Sections 5.10, 5.11, 5.13, 5.14, 5.15, 5.18 or 5.19;

                 (c) default by the Borrower or the Guarantor in the observance or performance of any provision hereof or of any other Credit Document not mentioned in (a) or (b) above, which is not remedied within thirty (30) days after notice thereof to the Borrower by the Agent;

                 (d) any representation or warranty made herein or in any other Credit Document by any Credit Party, or in any statement or certificate furnished pursuant hereto or pursuant to any other Credit Document by any Credit Party, or in connection with any Credit Document, proves untrue in any material respect as of the date of the issuance or making, or deemed making or issuance, thereof;

                 (e) (X) default occurs in the payment when due (subject to any applicable period of grace) of any Indebtedness in an aggregate principal amount of $1,000,000 or more of Counsel or any of its Subsidiaries or of American HomePatient or Capstone Pharmacy, Inc. or
         (Y) a default or other circumstance occurs under any Contractual Obligation under which any Indebtedness of Counsel or any of its Subsidiaries in an aggregate principal amount of $1,000,000 or more may be issued or created and such default or other circumstance continues for a period of time sufficient to permit the holder or beneficiary of such Indebtedness or a trustee therefor to cause the acceleration of the maturity of any such Indebtedness or any mandatory unscheduled prepayment, purchase or funding thereof;

                 (f) Counsel or any of its Subsidiaries (i) has entered involuntarily against it an order for relief under the United States Bankruptcy Code or any similar law (ii) does not pay, or admits in writing its inability to pay, its debts generally as they become due,
         (iii) makes an assignment for the benefit of creditors, (iv) applies for, seeks, consents to, or acquiesces in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its property, (v) institutes any proceeding seeking to have entered against it an order for relief under the United States Bankruptcy Code or any similar law, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fails to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (vi) takes any corporate action in furtherance of any matter described in parts (i)-(v) above, or (vii) fails to contest in good faith any appointment or proceeding described in Section 6.1(g) hereof;

                 (g) a custodian, receiver, trustee, examiner, liquidator or similar official is appointed for Counsel or any of its Subsidiaries or any substantial part of its property, or a proceeding described in Section 6.1(f)(v) is instituted against Counsel or any of its Subsidiaries, and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of sixty
         (60) days;

                 (h) Counsel or any Subsidiary thereof or American HomePatient or Capstone Pharmacy, Inc. fails within thirty (30) days to pay, bond or otherwise discharge any judgment or order for the payment of money in excess of $1,000,000, which is not stayed on appeal or otherwise being appropriately contested in good faith in a manner that stays execution thereon;

                 (i) any member of the Controlled Group fails to pay when due an amount or amounts aggregating in excess of $1,000,000 it shall have become liable to pay to the PBGC or to a Plan under Title IV of ERISA; or notice of intent to terminate a Plan or Plans having aggregate Unfunded Vested Liabilities in excess of $1,000,000 (collectively, a "Material Plan") shall be filed under Title IV of ERISA by a member of the Controlled Group, any plan administrator or any combination of the foregoing; or the PBGC institutes proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding is instituted by a fiduciary of any Material Plan against any member of the Controlled Group to enforce
         Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within thirty (30) days thereafter; or a condition exists by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated;

                 (j)      a Change of Control occurs;

                 (k) (X) any Credit Party, any Person acting on behalf of a Credit Party, or any governmental authority shall challenge the validity of any Credit Document or such Credit Party's obligations thereunder or (Y) any Credit Document shall cease to be in full force and effect or cease to give the Agent and Lenders the Liens, rights, and powers purported to be granted in their favor thereby; or

                 (l) the common stock of American HomePatient is not for any reason traded on the NASDAQ System or in the over the counter market for five or more consecutive business days.

           Section 6.2. Non-Bankruptcy Defaults. When any Event of Default other than those described in subsections (f) or (g) of Section 6.1 hereof has occurred and is continuing, the Agent shall, by notice to the Borrower: (a) if so directed by the Required Lenders, terminate the remaining Commitments and all other obligations of the Lenders hereunder on the date stated in such notice (which may be the date thereof); and/or (b) if so directed by the Required Lenders, declare the principal of and the accrued interest on all outstanding Notes to be forthwith due and payable and thereupon all outstanding Notes, including both principal and interest thereon, shall be and become immediately due and payable together with all other amounts payable under the Credit Documents without further demand, presentment, protest or notice of any kind.

           Section 6.3. Bankruptcy Defaults. When any Event of Default described in subsections (f) or (g) of Section 6.1 hereof has occurred and is continuing, then all outstanding Notes shall immediately become due and payable together with all other amounts payable under the Credit Documents without presentment, demand, protest or notice of any kind, and all obligations of the Lenders to extend further credit pursuant to any of the terms hereof shall immediately terminate.

           Section 6.4. Expenses. The Borrower agrees to pay to the Agent and each Lender, and any other holder of any Note outstanding hereunder, all reasonable expenses incurred or paid by the Agent, such Lender or any such holder, including reasonable attorneys' fees and court costs, in connection with any Default or Event of Default by the Borrower or Guarantors hereunder or in connection with the enforcement or the protection of rights under any of the Credit Documents.

SECTION 7.             CHANGE IN CIRCUMSTANCES.

           Section 7.1. Change of Law. Notwithstanding any other provisions of this Agreement or any Note, if at any time any change in applicable law or regulation or in the interpretation thereof makes it unlawful for any Lender to make or continue to maintain Eurodollar Loans or to give effect to its obligations as contemplated hereby, such Lender shall promptly give notice thereof to the Borrower and such Lender's obligations to make or maintain Eurodollar Loans under this Agreement shall terminate until it is no longer unlawful for such Lender to make or maintain Eurodollar Loans. The Borrower shall prepay on demand the outstanding principal amount of any such affected Eurodollar Loans, together with all interest accrued thereon and all other amounts then due and payable to such Lender under this Agreement; provided, however, subject to all of the terms and conditions of this Agreement, the Borrower may then elect to borrow the principal amount of the affected Eurodollar Loans from such Lender by means of Domestic Rate Loans from such Lender that shall not be made ratably by the Lenders but only from such affected Lender.

           Section 7.2. Unavailability of Deposits or Inability to Ascertain LIBOR. If on or before to the first day of any Interest Period for any Borrowing of Eurodollar Loans the Agent determines

(after consultation with other Lenders) that, due to changes in circumstances since the date hereof, adequate and fair means do not exist for determining LIBOR or such rate will not accurately reflect the cost to the Required Lenders of funding Eurodollar Loans for such Interest Period, the Agent shall give notice of such determination to the Borrower and the Lenders, whereupon until the Agent notifies the Borrower and Lenders that the circumstances giving rise to such suspension no longer exist, the obligations of the Lenders to make Eurodollar Loans shall be suspended.

           Section 7.3. Increased Cost and Reduced Return. (a) If, on or after the date hereof, the adoption of or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Lending Office), with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency:

                 (i) subjects any Lender (or its Lending Office) to any tax, duty or other charge related to any Eurodollar Loan or Note, or its participation in any thereof, or its obligation to advance or maintain Eurodollar Loans, or shall change the basis of taxation of payments to any Lender (or its Lending Office) of the principal of or interest on its Eurodollar Loans or any other amounts due under this Agreement related to its Eurodollar Loans, or its obligation to make Eurodollar Loans (except for changes in the rate of tax on the overall net income of such Lender or its Lending Office imposed by the jurisdiction in which such Lender's principal executive office or Lending Office is located); or

                 (ii) imposes, modifies or deems applicable any reserve, special deposit or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding for any Eurodollar Loan any such requirement included in an applicable Eurodollar Reserve Percentage) against assets of, deposits with or for the account of, or credit extended by, any Lender (or its Lending Office) or imposes on any Lender (or its Lending Office) or on the interbank market any other condition affecting its Loans or its Notes;

and the result of any of the foregoing is to increase the cost to such Lender (or its Lending Office) of advancing or maintaining any Loan, or to reduce the amount of any sum received or receivable by such Lender (or its Lending Office) in connection therewith under this Agreement or its Note(s), by an amount deemed by such Lender to be material, then, within fifteen (15) days after demand by such Lender (with a copy to the Agent), the Borrower shall be obligated to pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction.

          (b) The Agent and each Lender that determines to seek compensation under this Section 7.3 shall notify the Borrower and, in the case of a Lender, the Agent of the circumstances that entitle the Agent or Lender to such compensation pursuant to this Section 7.3 and will designate a different Lending Office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of the Agent or such Lender, be otherwise disadvantageous to it. A certificate of the Agent or any Lender claiming compensation under this Section 7.3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, such Lender may use any reasonable averaging and attribution methods.

           Section 7.4. Lending Offices. The Agent and each Lender may, at its option, elect to make its Loans hereunder at the branch, office or affiliate specified on the appropriate signature page hereof (each a "Lending Office") for each type of Loan available hereunder or at such other of its branches, offices or affiliates as it may from time to time elect and designate in a written notice to the Borrower and the Agent.

           Section 7.5. Discretion of Lender as to Manner of Funding. Notwithstanding any other provision of this Agreement, each Lender shall be entitled to fund and maintain its funding of all or any part of its Loans in any manner it sees fit, it being understood, however, that for the purposes of this Agreement all determinations hereunder shall be made as if each Lender had actually funded and maintained each Eurodollar Loan through the purchase of deposits in the eurodollar interbank market having a maturity corresponding to such Loan's Interest Period and bearing an interest rate equal to LIBOR for such Interest Period.

SECTION 8.             THE AGENT.

           Section 8.1. Appointment and Authorization of Agent. Each Lender hereby appoints Bank of Montreal as the Agent under the Credit Documents and hereby authorizes the Agent to take such action as Agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto.

           Section 8.2. Agent and its Affiliates. The Agent shall have the same rights and powers under this Agreement and the other Credit Documents as any other Lender and may exercise or refrain from exercising the same as though it were not the Agent, and the Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Affiliate of the Borrower as if it were not the Agent under the Credit Documents. The term Lender as used herein and in all other Credit Documents, unless the context otherwise clearly requires, includes the Agent in its individual capacity as a Lender. References in Section 1 hereof to the Agent's Loans, or to the amount owing to the Agent for which an interest rate is being determined, refer to the Agent in its individual capacity as a Lender.

           Section 8.3. Action by Agent. If the Agent receives from the Borrower a written notice of an Event of Default pursuant to Section 5.6(d), the Agent shall promptly give each of the Lenders written notice thereof. The obligations of the Agent under the Credit Documents are only those expressly set forth therein. Without limiting the generality of the foregoing, the Agent shall not be required to take any action hereunder with respect to any

Default or Event of Default, except as expressly provided in Sections 6.2 and
6.3. Upon the occurrence of an Event of Default, the Agent shall take such action with respect to the enforcement of its liens on the Pledged Securities under the Pledge Agreement and the preservation and protection thereof as it shall be directed to take by the Required Lenders, but unless and until the Required Lenders have given such direction the Agent shall take or refrain from taking such actions as it deems appropriate and in the best interest of all the Lenders. In no event, however, shall the Agent be required to take any action in violation of applicable law or of any provision of any Credit Document, and the Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Credit Document unless it shall be first indemnified to its reasonable satisfaction by the Lenders against any and all costs, expense, and liability which may be incurred by it by reason of taking or continuing to take any such action. The Agent shall be entitled to assume that no Default or Event of Default exists unless notified to the contrary by a Lender or the Borrower. In all cases in which this Agreement and the other Credit Documents do not require the Agent to take certain actions, the Agent shall be fully justified in using its discretion in failing to take or in taking any action hereunder and thereunder.

           Section 8.4. Consultation with Experts. The Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

           Section 8.5. Liability of Agent; Credit Decision. Neither the Agent nor any of its directors, officers, agents, or employees shall be liable for any action taken or not taken by it in connection with the Credit Documents
(i) with the consent or at the request of the Required Lenders or (ii) in the absence of its own gross negligence or willful misconduct. Neither the Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement or any other Credit Document; (ii) the performance or observance of any of the covenants or agreements of the Borrower or the Guarantor contained herein or in any other Credit Document; (iii) the satisfaction of any condition specified in Section 3 hereof, except receipt of items required to be delivered to the Agent; or (iv) the validity, effectiveness, genuineness, enforceability, perfection, value, worth or collectability hereof or of any other Credit Document or of the liens provided for by the Pledge Agreement or of any other documents or writing furnished in connection with any Credit Document or of the Pledged Securities; and the Agent makes no representation of any kind or character with respect to any such matter mentioned in this sentence. The Agent may execute any of its duties under any of the Credit Documents by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders, the Borrower, the Guarantor or any other Person for the default or misconduct of any such agents or attorneys-in-fact selected with reasonable care. The Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, other document or statement (whether written or oral) believed by it to be genuine or to be sent by the proper party or parties. In particular and without limiting any of the foregoing, the Agent shall have no responsibility for confirming the existence or worth of the Pledged Securities or the accuracy of or compliance with any certificate or other document or instrument received by it under the Credit Documents. The Agent may treat the owner of any Note as the holder thereof until written notice of transfer shall have been filed with the Agent signed by such owner in form satisfactory to the Agent. Each Lender acknowledges that it has independently and without reliance on the Agent or any other Lender, and based upon such information, investigations and inquiries as it deems appropriate, made its own credit analysis and decision to extend credit to the Borrower in the manner set forth in the Credit Documents. It shall be the responsibility of each Lender to keep itself informed about the creditworthiness of the Borrower and the Guarantors, and the Agent shall have no liability to any Lender for such matters.

           Section 8.6. Indemnity. The Lenders shall ratably, in accordance with their Percentages, indemnify and hold the Agent, and its directors, officers, employees, agents and representatives harmless from and against any liabilities, losses, costs or expenses suffered or incurred by it or by any security trustee under any Credit Document or in connection with the transactions contemplated thereby, regardless of when asserted or arising, except to the extent they are promptly reimbursed for the same by the Borrower or out of the proceeds of the Pledged Securities and except to the extent that any event giving rise to a claim was caused by the gross negligence or willful misconduct of the party seeking to be indemnified. The obligations of the Lenders under this Section 8.6 shall survive termination of this Agreement.

           Section 8.7. Resignation of Agent and Successor Agent. The Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation of the Agent, the Required Lenders shall have the right to appoint a successor Agent subject to the reasonable approval of the Borrower if no Default or Event of Default has occurred and is continuing. If no successor Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Agent's giving of notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be any Lender hereunder or any commercial bank organized under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $200,000,000. Upon the acceptance of its appointment as the Agent hereunder, such successor Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Agent under the Credit Documents, and the retiring Agent shall be discharged from its duties and obligations thereunder. After any retiring Agent's resignation hereunder as Agent, the provisions of this Section 8 and all protective provisions of the other Credit Documents shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent.

         Section 8.8. One Lender. If and so long as Bank of Montreal is the only Lender hereunder, Bank of Montreal shall have all of the rights and privileges afforded the Agent, the Lenders and the Required Lenders hereunder and under the other Credit Documents.

SECTION 9.             THE GUARANTEE.

           Section 9.1. The Guarantee. To induce the Lenders to provide the credits described herein and in consideration of benefits expected to accrue to the Guarantors by reason hereof and for other good and valuable consideration, receipt of which is hereby acknowledged, the Guarantors hereby unconditionally and irrevocably, jointly and severally guarantee to the Lenders, to the Agent, and to each of them, the due and punctual payment of all present and future indebtedness of the Borrower evidenced by or arising out of the Credit Documents, including, but not limited to, the due and punctual payment of principal of and interest on the Notes and the due and punctual payment of all other Obligations now or hereafter owed by the Borrower under the Credit Documents as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, according to the terms hereof and thereof. In case of failure by the Borrower punctually to pay any indebtedness guaranteed hereby, the Guarantors hereby unconditionally, jointly and severally agree to make such payment or to cause such payments to be made punctually as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, and as if such payment were made by the Borrower. This is a guarantee of payment and not of collection. If the Borrower shall amalgamate or merge with one or more other corporations, this guarantee shall continue and apply to all debts and liabilities owing to the Lenders by the corporation continuing from the amalgamation.

           Section 9.2. Guarantee Unconditional. The obligations of the Guarantors and each of them as guarantors under this Section 9 shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

                 (a) any dealing whatsoever with the Borrower or of any other Guarantor, including without limitation any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Borrower or of any other Guarantor under this Agreement or any other Credit Document or by operation of law or otherwise;

                 (b) any modification or amendment of or supplement to this Agreement or any other Credit Document;

                 (c) any change in the corporate existence, structure or ownership of, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting, the Borrower, any other Guarantor, or any of their respective assets, or any resulting release or discharge of any obligation of the Borrower or of any other Guarantor contained in any Credit Document;

                 (d) the existence of any claim, set-off or other rights which the Guarantors or any of them may have at any time against the Agent, any Lender or any other Person, whether or not arising in connection herewith;

                 (e) any failure to assert, or any assertion of, any claim or demand or any exercise of, or failure to exercise, any rights or remedies against the Borrower, any other Guarantor or any Collateral;

                 (f) any application of any sums by whomsoever paid or howsoever realized to any obligation of the Borrower, regardless of what obligations of the Borrower remain unpaid,

                 (g) any invalidity or unenforceability relating to or against the Borrower or any other Guarantor for any reason of this Agreement or of any other Credit Document or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower of the principal of or interest on any Note or any other amount payable by it under the Credit Documents; or

                 (h) any other act or omission to act or delay of any kind by the Agent, any Lender or any other Person or any other circumstance whatsoever that might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the obligations of the Guarantors or any of them under this

Section 9.

           Section 9.3. Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances. The Guarantors' obligations under this Section 9 shall remain in full force and effect until the commitments of the Lenders to extend credit are terminated and the principal of and interest on the Notes and all other amounts payable by the Borrower under this Agreement and all other Credit Documents shall have been paid in full. If at any time any payment of the principal of or interest on any Note or any other amount payable by the Borrower under the Credit Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or of any Guarantor, or otherwise, each Guarantor's obligations under this
Section 9 with respect to such payment shall be reinstated at such time as though such payment had become due but had not been made at such time.

           Section 9.4. Subrogation. The Guarantors will not exercise, and hereby irrevocably waive and disclaim any rights which they may acquire by way of subrogation as a result of any payment made hereunder, any distribution in the course of a bankruptcy or any payment otherwise made unless and until the indebtedness hereby guaranteed is fully paid and satisfied and there has been no reinstatement pursuant to Section 9.3. Notwithstanding any other provision hereof, the Agent's and the Lenders' right to recovery against each Guarantor under this Section 9 shall not exceed $1.00 less than the amount which would render such Guarantor's obligations under this Section 9 void or voidable under applicable law, including without limitation fraudulent conveyance law.

           Section 9.5. Waivers. The Guarantors irrevocably waive acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by the Agent, any Lender or any other Person against the Borrower, another Guarantor or any other Person.

         The Guarantors and each of them acknowledge that this guarantee has been delivered free of any conditions and no representations have been made to the Guarantors or any of them affecting their liability. This guarantee is an addition to and not in substitution for any other guarantees held or which may hereafter be held by the Lenders.

           Section 9.6. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrower or any Guarantor under this Agreement or any other Credit Document is stayed upon the insolvency, bankruptcy or reorganization of the Borrower or a Guarantor, all such amounts otherwise subject to acceleration under the terms of this Agreement or the other Credit Documents shall nonetheless be payable by the Guarantors (or other Guarantors, as appropriate) hereunder forthwith on demand by the Agent made at the request of the Required Lenders.

           Section 9.7. Rights of Enforcement. The rights hereunder may be exercised by the Agent on behalf of all Lenders or by the Lenders acting jointly.

SECTION 10.            DEFINITIONS; INTERPRETATION.

          Section 10.1. Definitions. The following terms when used herein have the following meanings:

         "Adjusted LIBOR" is defined in Section 1.6(b).

         "Affiliate" means, for any Person, any other Person (including all directors and officers of such Person) that directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, "control" means the power, directly or indirectly, to direct or cause the direction of management or policies of a Person (through ownership of voting securities, by contract or otherwise), provided that, in any event for purposes of the definition any Person that owns directly or indirectly 15% or more of the securities having ordinary voting power for the election of directors of a corporation or 15% or more of the partnership or other ownership interests of any other Person (other than as a limited partner of such other Person) will be deemed to control such corporation or other Person.

         "Agent" means Bank of Montreal acting in its capacity as agent for the Lenders and any successor pursuant to Section 8.7.

         "AHOM" is defined in the introductory sentence hereof

         "American HomePatient" means American HomePatient, Inc. a Delaware corporation.

         "Applicable Domestic Margin" is defined in Section 1.6(a).

         "Applicable Eurodollar Margin" is defined in Section 1.6(b).

         "Borrower" is defined in the introductory sentence hereof.

         "Borrowing" means the total of Loans of a single type advanced, continued for an additional Interest Period, or converted from a different type into such type on a single date and, in the case of Eurodollar Loans, for a single Interest Period. Borrowings of Loans are made and maintained ratably from each of the Lenders according to their Percentages. A Borrowing is "advanced" on the day Lenders advance funds comprising such Borrowing to the Borrower, is "continued" (in the case of Eurodollar Loans) on the date a new Interest Period commences for such Borrowing, and is "converted" when such Borrowing is changed from one type of Loans to the other, all as requested by the Borrower pursuant to Section 1.3(a).

         "Business Day" means any day other than a Saturday or Sunday on which banks are not authorized or required to close in Chicago, Illinois and, if the applicable Business Day relates to the advance or continuation of, conversion into, or payment on a Eurodollar Borrowing, on which banks are dealing in United States Dollar deposits in the interbank market in London, England.

         "Capital Lease" means any lease of property which, in accordance with GAAP, would be required to be capitalized on the balance sheet of the lessee.

         "Capitalized Lease Obligations" means, for any Person, the amount of such Person's liabilities under Capital Leases determined in accordance with GAAP.

         "Change of Control" shall means (i) more than 49% (on a fully diluted basis) of the equity securities of Counsel is at any time and for any reason owned by any Person or group of Persons acting in concert or (ii) the Borrower, DOSE or AHOM cease to be a wholly owned Subsidiary of Counsel.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Commitments" means the Tranche A Commitment and, from and after the date the Lenders commit to make the Tranche B Loans pursuant to Section 1.1(b) hereof, the Maximum Tranche B Loan Amounts.

         "Consolidated Net Income" for any period shall mean the net earnings of the Person in question and its Subsidiaries for such period computed on a consolidated basis in accordance with GAAP, and excluding undistributed earnings of entities which are not Subsidiaries and without limiting the foregoing, after the deduction from gross income of all charges and reserves, including charges and reserves for all taxes on or measured by income, but excluding any profits or losses (as determined in accordance with GAAP) on the sale or other disposition of fixed or capital assets or on the acquisition, retirement, sale or other disposition of stock or securities of such Person or any of its Subsidiaries, and also excluding any taxes on such profits and any tax deductions or credits on account of any such losses.

         "Contractual Obligations" means, for any Person, any provision of any security issued by such Person or of any agreement, instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

         "Controlled Group" means all members of a controlled group of corporations and all trades and businesses (whether or not incorporated) under common control that, together with the Borrower or any of its Subsidiaries, are treated as a single employer under Section 414 of the Code.

         "Counsel" is defined in the introductory sentence hereof.

         "Credit Documents" means this Agreement, the Notes, the Pledge Agreement and any agreement between the Borrower and the Agent concerning fees.

         "Credit Parties" means the Borrower and the Guarantors.

         "Debt" means Indebtedness.

         "Default" means any event or condition the occurrence of which would, with the passage of time or the giving of notice, or both, constitute an Event of Default.

         "Domestic Rate Loan" means a Loan bearing interest prior to maturity at the rate specified in Section 1.6(a).

         "Domestic Rate" is defined in Section 1.6(a).

         "DOSE" is defined in the introductory sentence hereof.

         "EBT" means, with reference to any period, Consolidated Net Income for such period plus all amounts deducted in arriving at such Consolidated Net Income amount in respect of federal, state and local income taxes for such period.

         "Effective Date" is defined in Section 11.19.

         "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law ("Claims") or any permit issued under any Environmental Law, including, without limitation, (a) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

         "Environmental Law" means any federal, state or local statute, law, rule, regulation, ordinance, code, policy or rule of common law now or hereafter in effect and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment relating to the environment, health, safety or Hazardous Materials.

         "ERISA" is defined in Section 4.13.

         "Eurodollar Loan" means a Loan bearing interest before maturity at the rate specified in Section 1.6(b).

         "Eurodollar Reserve Percentage" is defined in Section 1.6(b).

         "Event of Default" means any of the events or circumstances specified in Section 6.1.

         "Federal Funds Rate" means the fluctuating interest rate per annum described in part (x) of clause (ii) of the definition of Domestic Rate in
Section 1.6(a).

         "GAAP" means generally accepted accounting principles from time to time in effect in Canada applied in a manner consistent with those used in the preparation of the audited financial statements for the Borrower's fiscal year ending December 31, 1995 referred to in Section 4.9.

         "Guarantors" means Counsel, DOSE and AHOM

         "Guaranty" by any Person means all obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation (including, without limitation, limited or full recourse obligations in connection with sales of receivables or any other Property) of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (i) to purchase such Indebtedness or obligation or any Property or assets constituting security therefor, (ii) to advance or supply funds (x) for the purchase or payment of such Indebtedness or obligation, or (y) to maintain working capital or other balance sheet condition, or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation, or (iii) to lease property or to purchase Securities or other property or services primarily for the purpose of assuring the owner of such

Indebtedness or obligation of the ability of the primary obligor to make payment of the Indebtedness or obligation, or (iv) otherwise to assure the owner of the Indebtedness or obligation of the primary obligor against loss in respect thereof. For the purpose of all computations made under this Agreement, the amount of a Guaranty in respect of any obligation shall be deemed to be equal to the maximum aggregate amount of such obligation or, if the Guaranty is limited to less than the full amount of such obligation, the maximum aggregate potential liability under the terms of the Guaranty.

         "Hazardous Material" means (a) any asbestos, PCBs or dioxins or insulation or other material composed of or containing asbestos, PCBs or dioxins and (b) any petroleum product and any chemical, material or other substance defined as "hazardous" or "toxic" or words with similar meaning and effect under any Environmental Law.

         "Indebtedness" means, for any Person, all obligations of such Person, without duplication, required by GAAP to be shown as liabilities on its balance sheet, and in any event shall include all (i) obligations of such Person for borrowed money, (ii) obligations of such Person representing the deferred purchase price of property or services other than accounts payable arising in the ordinary course of business on terms customary in the trade, (iii) obligations of such Person evidenced by notes, acceptances, or other instruments of such Person or arising out of letters of credit issued for such Person's account, (iv) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production from Property now or hereafter owned or acquired by such Person, (v) Capitalized Lease Obligations of such Person and (vi) obligations for which such Person is obligated pursuant to a Guaranty.

         "Initial Pledge Securities" shall mean the pledged securities delivered to the Agent at the time of the initial borrowing hereunder which shall in any event have a Market Value of not less than 2.5 times the amount of such initial borrowing.

         "Initial Registration Date" means first date after the date hereof on which Counsel has filed with the Securities Exchange Commission a registration statement on the appropriate form to register the issuance of equity securities of Counsel in an amount which is reasonably anticipated to yield sufficient net proceeds to Counsel to repay the Loans in full.

         "Interest Expense" means, with reference to any period, the sum of all interest charges (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expense) of Counsel and its Subsidiaries for such period determined in accordance with GAAP.

         "Interest Payment Date" means (a) for Domestic Rate Loans, the last day of each month such Loan is outstanding and (b) for a Eurodollar Loan, the last day of each Interest Period for such Loan, provided that all interest on each Loan shall in any event be due at its maturity (whether by lapse of time, acceleration or otherwise).

         "Interest Period" is defined in Section 1.4.

         "Lender" means each Lender signatory hereto or which acquires a part of a Loan pursuant to Section 11.11.

         "Lending Office" is defined in Section 7.4.

         "LIBOR" is defined in Section 1.6(b).

         "Lien" means any interest in any property or asset securing an obligation owed to, or a claim by, a Person other than the owner of the property or asset, whether such interest is based on the common law, statute or contract, including, but not limited to, the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale, security agreement or trust receipt, or a lease, consignment or bailment for security purposes.

         "Loan" means a Domestic Rate Loan or Eurodollar Loan, each of which is a "type" of Loan hereunder.

         "Loans" means the Tranche A Loans and the Tranche B Loans.

         "Market Value" means, with reference to any of the common stock of American HomePatient, the closing price therefor as quoted through the NASDAQ system on the valuation date in question provided that (i) if common stock of American HomePatient is not traded on the NASDAQ system on the date when the same is to be valued, the Market Value shall be determined based on closing price therefor on the NASDAQ system on the last day on which stock did trade, if such stock is traded within five days of the date of determination, (ii) if the common stock of American HomePatient ceases to trade on the NASDAQ system but is traded on any other nationally recognized securities exchange then the Market Value thereof shall be determined based on the closing price for such stock on the date in question on the national securities exchange handling the largest volume of trades in such stock on the day in question and (iii) if common stock of American HomePatient has not traded on NASDAQ or any national securities exchange within 5 days of the date of determination, the Market Value thereof shall be determined by the Required Lenders, their determination to be final and conclusive provided that they have acted in good faith in connection therewith.

         "Material Adverse Effect" means a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or prospects of Counsel and its Subsidiaries taken as a whole.

         "Maturity Date" is defined in Section 1.5.

         "Maximum Tranche B Loan Amount" as defined in Section 1.1(b) hereof.

         "Net Worth" shall mean, as of any date for any Person and its Subsidiaries on a consolidated basis the amount of any common or preferred stock liability of any series or class (exclusive of capital stock liability incident to preferred stock which is subject to a requirement for mandatory redemption) plus (or minus in the case of a deficit) the capital, surplus and retained earnings of such Person and its Subsidiaries.

         "Note" is defined in Section 1.10 hereof.

         "Obligations" means all fees payable hereunder, all obligations of the Borrower to pay principal or interest on Loans and all other payment obligations of the Borrower or any other Credit Party to the Agent or any Lender arising under or in relation to any Credit Document.

         "PBGC" is defined in Section 4.13.

         "Percentage" means, for each Lender, before the initial Borrowing the percentage of the Commitments represented by such Lender's Commitment and thereafter the percentage of the aggregate Loans owed to all Lenders that are then owed to such Lender.

         "Permitted Inter Company Debt" means loans and advances by DOSE and AHOM to the Borrower or Counsel and loans and advances by the Borrower to Counsel.

         "Permitted Liens" is defined in Section 5.13.

         "Person" means an individual, partnership, corporation, association, trust, unincorporated organization or any other entity or organization, including a government or any agency or political subdivision thereof.

         "Plan" means an employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and is either (i) maintained by a member of the Controlled Group for employees of a member of the Controlled Group of which the Borrower or any Guarantor is a member or (ii) maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group of which the Borrower a Guarantor is a member is then making or accruing an obligation to make contributions or has within the preceding five plan years made or had an obligation to make contributions.

         "Pledge Agreement" means the Pledge Agreement in substantially the form of Exhibit B delivered by AHOM.

         "Pledged Securities" shall mean the Initial Pledged Securities and such additional common stock (and related rights) of American HomePatient as shall be delivered to the Agent pursuant to Section 1.8 hereof or the Tranche B Commitment Letter.

         "Required Lenders" means, at any time, Lenders then holding at least 51% the sum of the Percentages.

         "SEC" means the Securities and Exchange Commission.

         "Security" has the same meaning as in Section 2(l) of the Securities Act of 1933, as amended.

         "Subsidiary" means, for any Person any corporation or other entity of which more than fifty percent (50%) of the outstanding stock or comparable equity interests having ordinary voting power for the election of the Board of Directors of such corporation or similar governing body in the case of a non-corporation (irrespective of whether or not, at the time, stock or other equity interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such Person, or by one or more of its Subsidiaries, provided that Icarus Realty and its present Subsidiaries shall not be treated as Subsidiaries hereunder.

         "Tranche A Commitment" is defined in Section 1.1(a)

         "Tranche A Loans" is defined in Section 1.1(a).

         "Tranche B Commitment Letter" has the meaning given that term in
Section 1.1(b) hereof.

         "Tranche B Loans" is defined in Section 1.1(b).

         "Unfunded Vested Liabilities" means, for any Plan at any time, the amount (if any) by which (i) the present value of all vested nonforfeitable accrued benefits under such Plan exceeds (ii) the fair market value of all Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the relevant Controlled Group to the PBGC or the Plan.

         "Voting Stock" of any Person means capital stock of any class or classes (however designated) having ordinary voting power for the election of directors of such Person, other than stock having such power only by reason of the happening of a contingency.

         "Welfare Plan" means a "welfare plan", as defined in Section 3(1) of ERISA.

         "Wholly-Owned" when used in connection with any Subsidiary of the Borrower means a Subsidiary of which all of the issued and outstanding shares of stock or other equity interests (other than directors' qualifying shares as required by law) are owned by the Borrower and/or one or more of its Wholly-Owned Subsidiaries.

         "$" means United States dollars except where otherwise specifically provided.

          Section 10.2. Interpretation. The foregoing definitions shall be equally applicable to the singular and plural forms of the terms defined. All references to times of day in this Agreement shall be references to Chicago, Illinois time unless otherwise specifically provided. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, it shall be done in accordance with GAAP as in effect from time to time; provided that, if the Borrower notifies the Agent that the Borrower wishes to amend any provision hereof to eliminate the effect of any change after the date hereof in GAAP (including its generally accepted application or interpretation) on the operation of such provision (or if the Agent notifies the Borrower that the Required Lenders wish to amend any provision for such purpose), then such provision shall be interpreted and the Borrower's compliance with such provision shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such provision is amended in a manner satisfactory to the Borrower and the Required Lenders.

SECTION 11.            MISCELLANEOUS.

          Section 11.1. No Waiver of Rights. No delay or failure on the part of the Agent or any Lender, or on the part of the holder or holders of any Notes, in the exercise of any power or right under any Credit Document shall operate as a waiver thereof or as an acquiescence in any default, nor shall any single or partial exercise thereof preclude any other or further exercise of any other power or right. The rights and remedies under the Credit Documents of the Agent, the Lenders and the holder or holders of any Notes are cumulative to, and not exclusive of, any rights or remedies any of them would otherwise have.

          Section 11.2. Non-Business Day. If any payment of principal or interest on any Loan or of any other Obligation shall fall due on a day which is not a Business Day, interest or fees (as applicable) at the rate, if any, such Loan or other Obligation bears for the period prior to maturity shall continue to accrue on such Obligation from the stated due date thereof to and including the next succeeding Business Day, on which the same shall be payable.

          Section 11.3. Documentary Taxes. The Borrower agrees that it will pay any documentary, stamp or similar taxes payable in respect to any Credit Document, including interest and penalties, in the event any such taxes are assessed irrespective of when such assessment is made and regardless whether any credit is then in use or available hereunder.

          Section 11.4. Survival of Representations. All representations and warranties made herein or in certificates given pursuant hereto shall survive the execution and delivery of this Agreement and the other Credit Documents, and shall continue in full force and effect with respect to the date as of which they were made as long as any credit is in use or available hereunder.

          Section 11.5. Survival of Indemnities. All indemnities and all other provisions relative to reimbursement to the Lenders of amounts sufficient to protect the yield of the Lenders with respect to the Loans, including, but not limited to, Section 1.11, Section 7.3 and Section 11.14 hereof, shall survive the termination of this Agreement and the other Credit Documents and the payment of the Loans and all other Obligations.

          Section 11.6. Sharing of Set-Off. Each Lender agrees with each other Lender a party hereto that if such Lender receives and retains any payment, whether by set-off or application of deposit balances or otherwise ("Set-off"), on any of the Loans or in excess of its ratable share of payments on all such Obligations then owed to the Lenders, then such Lender shall purchase for cash at face value, but without recourse, ratably from each of the other Lenders such amount of the Loans, or participations therein, held by each such other Lenders (or interest therein) as shall be necessary to cause such Lender to share such excess payment ratably with all the other Lenders; provided, however, that if any such purchase is made by any Lender, and if such excess payment or part thereof is thereafter recovered from such purchasing Lender, the related purchases from the other Lenders shall be rescinded ratably and the purchase price restored as to the portion of such excess payment so recovered, but without interest except to the extent paid by the recipients.

          Section 11.7. Notices. Except as otherwise specified herein, all notices under the Credit Documents shall be in writing (including cable, telecopy or telex) and shall be given to a party hereunder at its address, telecopier number or telex numbers set forth below or such other address, telecopier number or telex as such party may hereafter specify by notice to the Agent and the Borrower, given by courier, by United States certified or registered mail, by telegram or by other telecommunication device capable of creating a written record of such notice and its receipt. Notices under the Credit Documents to the Lenders and the Agent shall be addressed to their respective addresses, telecopier, telex, or telephone numbers set forth on the signature pages hereof, and to the Borrower and the Guarantors to:

                          Counsel Corporation
                          The Exchange Tower
                          Suite 1300
                          2 First Canadian Place
                          Toronto, Ontario  M5X 1E3, Canada
                          Attention:  Stephen Weintraub
                          Telephone: (416) 866-3058

                          Telecopy: (416) 866-3061

with copies of notices of default and/or acceleration to

                          Mark Manner, Esq.
                          Harwell Howard Hyne Gabbert & Manner, P.C.
                          800 First American Center
                          315 Deadrick Street
                          Nashville, Tn  37238
                          Telephone (615)-256-0500
                          Telecopy: (615)-251-1059

         Each such notice, request or other communication shall be effective
(i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in this Section 11.7, on the signature pages hereof or pursuant to Section 11.10 or 11.11 and a confirmation of receipt of such telecopy has been received by the sender, (ii) if given by telex, when such telex is transmitted to the telex number specified in this Section 11.7, on the signature pages hereof or pursuant to Section 11.10 or 11.11 and the answerback is received by sender, (iii) if given by courier, when delivered, (iv) if given by mail, five (5) days after such communication is deposited in the mail, registered with return receipt requested, addressed as aforesaid or (v) if given by any other means, when delivered at the addresses specified in this
Section 11.7, on the signature pages hereof or pursuant to Section 11.10 or 11.11; provided that any notice given pursuant to Section 1 shall be effective only upon receipt.

          Section 11.8. Counterparts. This Agreement may be executed in any number of counterpart signature pages, and by the different parties on different counterpart signature pages, each of which when executed shall be deemed an original but all such counterparts taken together shall constitute one and the same instrument.

          Section 11.9. Successors and Assigns. This Agreement shall be binding upon the Borrower and Guarantors and their successors and assigns, and shall inure to the benefit of each of the Lenders and the benefit of their respective successors and assigns, including any subsequent holder of any Note. Neither the Borrower nor the Guarantors may assign any of its rights or obligations under any Credit Document without the written consent of all of the Lenders.

         Section 11.10. Participants. Each Lender may grant participations in its rights under the Credit Documents in whole or in part to one or more other Persons; provided that no such participation shall relieve any Lender of any of its obligations under this Agreement and provided further that no such participant shall have any rights under this Agreement except as provided in this Section 11.10, and the Agent shall have no obligation or responsibility to such participant. Any agreement pursuant to which a participation in or assignment of Obligations or rights thereunder is granted shall provide that the granting Lender retains the sole right and responsibility to enforce the obligations of the Borrower and Guarantor under this Agreement and the other Credit Documents including, without limitation, the right to approve any amendment, modification or waiver of any provision of the Credit Documents, except that such agreement may provide that such Lender will not agree to any modification, amendment or waiver of the Credit Documents that would reduce the principal amount of or interest owing on, or final maturity date of, any Obligation in which such participant or assignee has an interest, or release all or substantially all the Pledged Securities, without the consent of such participant.

         Section 11.11. Assignments of Commitments by Lenders. Each Lender shall have the right at any time, with the consent of the Borrower and Agent, not to be unreasonably withheld in either instance, to sell, assign, transfer or negotiate all or any part of its commitments to extend credit hereunder and related Obligations to one or more other Persons. Any such assignee shall become a Lender for all purposes hereunder to the extent of the commitment(s) it assumes, and the assigning Lender shall be released from its obligations, and will have released its rights, under the Credit Documents to the extent of such assignment upon notification of such completed assignment to the Agent and receipt by the Agent of a $2,500 recordation fee (which shall be paid by the assignee and not by the Borrower). Any such assignee Lender must comply with Section 2.3(b) as of the time such assignment is recorded. At the time of such recorded assignment the Borrower shall, against return of the assigning Lender's relevant Note or Notes, execute to the assignor and/or assignee Lender a replacement Note or Notes reflecting the commitment, or outstanding Loans, as appropriate, of each such Lender.

         Section 11.12. Amendments. Any provision of the Credit Documents may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by (a) the Borrower, (b) the Required Lenders, and (c) if the rights or duties of the Agent are affected thereby, the Agent; provided that:

                 (i) no amendment or waiver shall (A) increase any commitment of any Lender without the consent of such Lender, (B) reduce the amount of or postpone the date for payment of any principal of or interest on any Loan or of any fee payable hereunder without the consent of each Lender owed such Obligation, (C) release all or substantially all of the Pledged Securities without the consent of all the Lenders or (D) change the discretionary nature of Tranche B without the consent of all Lenders;

                 (ii) no amendment or waiver shall, unless signed by each Lender, change the provisions of this Section 11.12 or the definition of Required Lenders or affect the number of Lenders required to take any action under any other provision of the Credit Documents;

                 (iii) no amendment shall change any provision of Section 9 without the consent of the Guarantors; and

                 (iv) no amendment shall change any provision of Section 7 hereof or any other provision effecting the rights, duties or responsibilities of the Agent without the consent of the

         Agent.

         Section 11.13. Headings. Section headings used in this Agreement are for reference only and shall not affect the construction of this Agreement.

         Section 11.14. Legal Fees, Other Costs and Indemnification. The Borrower agrees to pay the reasonable fees and disbursements of legal counsel to the Agent in connection with the preparation and execution of the Credit Documents, and any amendment, waiver or consent related hereto, whether or not the transactions contemplated herein are consummated, and all reasonable recording, filing, or other fees, costs and taxes incident to perfecting a lien upon the collateral described in the Pledge Agreement. The Borrower further agrees to indemnify each Lender, the Agent, and any security trustee and their respective directors, officers and employees, against all costs, losses, claims, damages, penalties, judgments, liabilities and expenses (including, without limitation, all expenses of litigation or preparation therefor, whether or not the indemnified Person is a party thereto) which any of them may pay or incur arising out of or relating to any Credit Document or any of the transactions contemplated thereby or the direct or indirect application or proposed application of the proceeds of any Loan or in enforcing any rights under the Credit Documents (including rights to effect a registration of the Pledged Securities), other than those which arise from the gross negligence or willful misconduct of the party claiming indemnification. The Borrower, upon demand by the Agent or a Lender at any time, shall reimburse the Agent and Lenders for any other reasonable legal or other expenses incurred in connection with investigating or defending against any of the foregoing except if the same is directly due to the gross negligence or willful misconduct of the party to be indemnified.

         Section 11.15. Set Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default, the Lender and each subsequent holder of any Note is hereby authorized by the Borrower and each Guarantor at any time or from time to time, without notice to the Borrower, to the Guarantor or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts, and in whatever currency denominated) and any other Indebtedness at any time held or owing by that Lender or that subsequent holder to or for the credit or the account of the Borrower or the Guarantor, whether or not matured, against and on account of the obligations and liabilities of the Borrower or Guarantor to that Lender or that subsequent holder under the Credit Documents, including, but not limited to, all claims of any nature or description arising out of or connected with the Credit Documents, irrespective of whether or not (a) that Lender or that subsequent holder shall have made any demand hereunder or (b) the principal of or the interest on the Loans or Notes and other amounts due hereunder shall have become due and payable pursuant to Section 6 and although said obligations and liabilities, or any of them, may be contingent or unmatured.

         Section 11.16. Entire Agreement. The Credit Documents constitute the entire understanding of the parties thereto with respect to the subject matter thereof and any prior or contemporaneous agreements, whether written or oral, with respect thereto are superseded hereby.

         Section 11.17. Governing Law. This Agreement and the other Credit Documents, and the rights and duties of the parties hereto, shall be construed and determined in accordance with the internal laws of the State of Illinois.

         Section 11.18. Judgment Currency. If for any reason (including any judgment, order or award) any obligation or liability of the Borrower or any Guarantor hereunder or under the Notes is or becomes dischargeable other than in immediately available, freely transferable United States dollars then as a separate and distinct indemnity and obligation and cause of action (notwithstanding any judgment, order or award) the Borrower and each Guarantor shall pay on demand to the Agent the amount by which the obligation and liability of the Borrower or each Guarantor hereunder or under the Notes denominated in United States dollars exceeds the amount of United States dollars which the Agent in accordance with normal banking procedures could purchase with the amount of the funds in which the obligation or liability in question is dischargeable as of the close of business on the day the payment of such other funds to the Agent is made.

         Section 11.19.     Personal Jurisdiction

                 (a) Exclusive Jurisdiction. Except as provided in subsection (b), the Agent, the Lenders, the Borrower and the Guarantors agree that all disputes among them arising out of, connected with, related to, or incidental to the relationship established among them in connection with this Agreement, and whether arising in contract, tort, equity, or otherwise, shall be resolved only by (and each of them for the benefit of the others hereby irrevocably submits to the jurisdiction of) the state or federal courts located in Cook County, Illinois, but each of the Agent, the Lenders, the Borrower and the Guarantors acknowledge that any appeals from those courts may have to be heard by A court located outside of Cook County, Illinois. The Borrower and the Guarantors waive in all disputes any objection that they may have to the location of the court considering the dispute.

                 (b) Other Jurisdictions. The Borrower and the Guarantors agree that the Agent, and each of the Lenders shall have the right to proceed against the Borrower or its Property ("Property") in A court in any location or jurisdiction to enable the Agent or any Lender to realize on Property, or to enforce A judgment or other court order entered in favor of the Agent or any Lender and, without prejudice to the generality of the foregoing, the Borrower agrees that the Agent or any Lender shall be entitled to commence proceedings (whether for the purpose of obtaining or enforcing any order or judgment or otherwise howsoever) in the courts of the jurisdictions where such Borrower or any of its Property is located.

         Section 11.20. Effectiveness. This Agreement shall become effective on the date (the "Effective Date") on which the Borrower, the Guarantor and each Lender has signed a counterpart hereof and delivered the same to the Agent or, in the case of a Lender, the Agent shall have received telex or facsimile notice that such a counterpart has been signed and mailed to the Agent. The Agent will give the Borrower, the Guarantor and each Lender prompt written notice of the occurrence of the Effective Date.

         Section 11.21. Concerning Non Wholly Owned Subsidiaries. To the extent the Agreement requires Counsel to "cause" a non wholly owned Subsidiary to take or refrain from taking certain action, the Lenders may not obtain a judgment requiring Counsel to specifically perform such promise or holding any officer, employee, director or shareholders personally liable for the failure of Counsel to so perform, but the foregoing does not constitute a waiver of any Default or Event of Default resulting from any of the foregoing.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered in Chicago, Illinois by their duly authorized officers as of the day and year first above written.



                                           DCAMERICA, INC.



                                           By:

                                           Its



                                           COUNSEL CORPORATION





                                           By

                                           Its





                                           AHOM HOLDINGS, INC.





                                           Its



                                           DOSE HOLDINGS, INC.





                                           By

                                           Its

Tranche A Commitment:                      BANK OF MONTREAL, as Agent, and
                                              Lender

25,000,000



Maximum Tranche B Loan Amount:             By

25,000,000                                 Its



115 South LaSalle Street
Chicago, Illinois 60603                    Lending Office:
Attn:  Peter Steelman                      Bank of Montreal
                                           115 South LaSalle Street
                                           Chicago, Illinois  60603
                                           Attention:  Manager-Loan Operations

                                      NOTE

U.S. $25,000,000                                                 July 28, 1997

         For value received, the undersigned, DCAmerica Inc., a Delaware corporation (the "Borrower"), promises to pay to the order of Bank of Montreal (the "Lender") on July 28, 1996 at the principal office of Bank of Montreal in Chicago, Illinois, in immediately available funds, the principal sum of Twenty Five Million Dollars ($25,000,000) or, if less, the aggregate unpaid principal amount of all Loans outstanding from the Lender to the Borrower, together with interest on the principal amount of each Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the hereinafter defined Credit Agreement.

         This Note is one of the Notes referred to in and subject to the terms of the Credit Agreement the Credit Agreement dated as of July 29, 1996 among the Borrower, Bank of Montreal, as Agent, and the Lenders from time to time party thereto (the "Credit Agreement"), and this Note and the holder hereof are entitled to all the benefits provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

         Prepayments may be made hereon, certain payments are required to be made hereon and this Note may be declared due before its final maturity date, all in the events, on the terms and in the manner provided in the Credit Agreement.

         The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.



                                                   DCAMERICA INC.





                                                   By

                                                   Its